HEARTLAND BANCSHARES, INC.
320 U.S. Highway 27 North
Sebring, Florida 33870
(863) 386-1300

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON ____________, 2005

     A special meeting of shareholders of Heartland Bancshares, Inc. will be held on ___, ___, 2005, at ___p.m. local time at 320 U.S. Highway 27 North, Sebring, Florida 33870, located next to our main bank location at the above address, for the following purposes:

(1)	To consider and vote upon proposals to adopt amendments to Heartland Bancshares, Inc.’s articles of incorporation. The amendments will (a) authorize a new series of preferred stock, entitled Series A Preferred Stock, and (b) provide for the reclassification of shares of common stock held by owners of less than 501 of such shares of common stock into the Series A Preferred Stock on the basis of one share of Series A Preferred Stock for each share of common stock held by such shareholders.

(2)	To consider and vote upon a proposal to transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.

     The board of directors has fixed the close of business on March 31, 2005, as the record date for determining those shareholders entitled to vote at the special meeting and any adjournment or postponement of the special meeting. Only shareholders at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

     Appraisal rights are available under Florida law to shareholders receiving shares of preferred stock in the reclassification. Please see the section entitled “Appraisal Rights” beginning on page 36 of the accompanying proxy statement for a discussion of the availability of appraisal rights and the procedures required to be followed to assert appraisal rights in connection with the reclassification.

By order of the Board of Directors

James C. Clinard
Chairman of the Board, President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT.

     Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and marking the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.

     Your board of directors unanimously recommends that you vote “FOR” approval of the amendment to our articles of incorporation.

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SUMMARY TERM SHEET

     This summary provides an overview of material information from this proxy statement about the proposed reclassification transaction and the shares of preferred stock to be issued to certain shareholders. However, it is a summary only. To better understand the transaction and for a more complete description of its terms we encourage you to read carefully this entire document and the documents to which it refers before voting.

     In this proxy statement, “Heartland,” “Heartland Bancshares,” “we,” “our,” “ours,” “us” and the “company” refer to Heartland Bancshares, Inc., a Florida corporation. The term “our subsidiary bank” refers to Heartland National Bank, of which we own 100%. The term “reclassification transaction “ refers to the creation of the Series A Preferred Stock and the reclassification of shares of common stock held by holders of less than 501 shares of common stock into the shares of Series A Preferred Stock. References to “common stock” or “shares” refer to Heartland Bancshares, Inc.’s common stock, par value $.10 per share. References to“preferred stock” refer to the new Series A Preferred Stock, par value $.10 per share.

Heartland Bancshares, Inc.

     Heartland Bancshares, Inc. is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended, with a business address of 320 U.S. Highway 27 North, Sebring, Florida, 33870, and a business telephone number of (863) 386-1300. We own 100% of our subsidiary bank, Heartland National Bank, a national banking association.

Introduction and Overview of the Reclassification Transaction
(see page 12)

     We are proposing that our shareholders adopt amendments to our articles of incorporation that will provide for the authorization of a new series of preferred stock, entitled Series A Preferred Stock (the “preferred stock”) and the reclassification of shares of our common stock held by shareholders who own less than 501 of such shares into shares of preferred stock, on the basis of one share of preferred stock for each share of common stock held by such shareholders. If the reclassification transaction is completed, our record shareholders who hold less than 501 shares of common stock will have their shares reclassified into shares of preferred stock on the basis of one share of preferred stock for each share of common stock owned by such shareholders. Also as a result of the reclassification transaction, record holders who own 501 or more shares of common stock will continue to hold the same number of shares of common stock following the transaction. The effect of the reclassification transaction will be to reduce the number of shareholders of common stock of record to less than 300, which will allow us to terminate our reporting obligations under federal securities laws.

The Amendments to our Articles of Incorporation

     As discussed above, the amendments to our Articles of Incorporation provide for the authorization of the preferred stock and the reclassification transaction. These are separate amendments that will be voted upon by our shareholders. Unless both amendments pass, neither amendment will be implemented. Thus, for purposes of this proxy statement, when we refer to the term “amendment,” we are referring to both the creation of the new series of preferred stock and the reclassification transaction since we will not implement one amendment without each of the two amendments being approved.

Background of the Reclassification Transaction
(see pages 13-17)

     For a description of the events leading to the approval of the reclassification transaction by our board of directors and the reasons for its approval, you should refer to “Special Factors-Background of the Reclassification Transaction,” “Special Factors-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “Special Factors-Purpose and Structure of the Reclassification Transaction” on pages 17 through 20 and page 25. As we explain more fully in these sections, our board considered and rejected various alternative methods of effecting a transaction that would enable us to become a non-SEC reporting company.

Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation

(see pages 17-20)

Our reasons for the reclassification transaction include the following:

•	we estimate that we will eliminate costs and avoid immediately anticipated future costs of approximately $80,000 annually by eliminating the requirement to make periodic reports and reducing the expenses of shareholder communications; in addition to these annual costs, we estimate saving approximately $100,000 of one time costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002;

•	given the low trading volume in our common stock, the fact that approximately 55% of our shareholders hold fewer than 501 shares, and that our earnings are sufficient to support growth, thereby eliminating any need to raise capital in the public market, there is little justification for remaining a reporting company;

•	operating as a non-SEC reporting company will reduce the burden on our management that arises from increasingly stringent SEC reporting requirements, thus allowing management to focus more of its attention on our customers and the communities in which we operate; management will have increased flexibility to consider and initiate actions that may produce future benefits and growth; and

•	the reclassification transaction proposal allows us to discontinue our reporting obligations with the SEC, and allows those shareholders receiving shares of preferred stock to still retain an equity interest in Heartland Bancshares at the same value per share as holders of common stock in the event of any sale of Heartland Bancshares.

     We considered that some of our shareholders may prefer to continue as shareholders of Heartland Bancshares as an SEC-reporting company, which is a factor weighing against the reclassification transaction. However, we believe that the disadvantages of continuing our reporting obligations with the SEC outweigh any advantages associated with doing so.

     Based on a careful review of the facts and circumstances relating to the reclassification transaction, our board of directors believes that the reclassification transaction and the terms and provisions of the reclassification transaction, including the reclassification of common stock into preferred stock by certain of our shareholders, are substantively and procedurally fair to our unaffiliated shareholders. Our board of directors unanimously approved the reclassification transaction.

     In the course of determining that the reclassification transaction is fair to and is in the best interests of our unaffiliated shareholders, including both unaffiliated shareholders who will continue to hold shares of common stock as well as those shareholders whose shares of common stock will be reclassified into shares of preferred stock, the board considered a number of positive and negative factors affecting these groups of unaffiliated shareholders in making their determination. To review the reasons for the reclassification transaction in greater detail, please see pages 17 through 20.

     Our Board of Directors unanimously recommends that you vote “FOR” the proposed amendments to our articles of incorporation that will effect the reclassification transaction.

Purpose and Structure of the Reclassification Transaction
(see page 25)

     The purpose of the reclassification transaction is to consolidate ownership of our common stock and reduce the number of our record shareholders of common stock to less than 300. If successful, we will be able to discontinue our SEC reporting requirements and allow our management to refocus time spent on complying with SEC-reporting obligations on operational and business goals.

     The transaction has been structured as a reclassification transaction whereby holders of less than 501 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholder. Because no cash payments will be made to shareholders in connection with the transaction (except to the extent that shareholders exercise dissenters’ rights), this structure minimizes the costs of our becoming a non-SEC reporting company while achieving the goals outlined in this proxy statement. See “Special Factors-Background of the Reclassification Transaction” beginning on page 13.

     The reclassification transaction is being effected at the record shareholder level. This means that we will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be receiving shares of preferred stock. It is important that our shareholders understand how shares that are held by them in “street name” will be treated for purposes of the reclassification transaction described in this proxy statement. Shareholders who have transferred their shares of Heartland Bancshares stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares. Instead, the brokerage firms or custodians typically hold all shares of Heartland Bancshares stock that its clients have deposited with it through a single nominee; this is what is meant by “street name.” If that single nominee is the record shareholder for 501 or more shares, then the stock registered in that nominee’s name will be completely unaffected by the reclassification transaction. Because the reclassification transaction only affects record shareholders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts own less than 501 shares. At the end of this transaction, these beneficial owners will continue to beneficially own the same number of shares of our stock as they did at the start of this transaction, even if the number of shares they own is less than 501.

     If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the reclassification transaction to affect you. Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the reclassification transaction, you may have no way of knowing whether you will be receiving shares of preferred stock in the transaction until it is completed. However, because we think it is likely that any brokerage firm or other nominee will hold more than 501 shares in any one account, we think it is likely that all “street name” holders will continue to remain common stock shareholders.

Effects of the Reclassification Transaction
(see pages 26-30)

     The reclassification transaction is a going private transaction for Heartland Bancshares, meaning it will allow us to deregister with the SEC and we will no longer be subject to reporting obligations under federal securities laws. As a result of the reclassification transaction, among other things:

•	the number of our record shareholders will be reduced from approximately 445 to approximately 199, and the number of outstanding shares of our common stock will decrease approximately 14.76%, from 664,153 shares to approximately 566,088 shares; and the number of outstanding shares of our preferred stock will correspondingly increase from zero shares to approximately 98,065 shares, held by approximately 246 shareholders;

•	because of the reduction of our total number of record shareholders of common stock to less than 300, we will be allowed to terminate our status as a reporting company with the SEC; and

•	those shareholders receiving shares of preferred stock will continue to have an equity interest in Heartland Bancshares and therefore will still be entitled to participate in any future value received as a result of a sale of the company, if any.

     For a further description of how the reclassification transaction will affect our unaffiliated shareholders, including the different effects on the shareholders, please see “Special Factors-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” on pages 29 and 30.

Terms of the Preferred Stock to be Received in the Reclassification

     As of the date of this proxy statement, the only shares we had outstanding were shares of common stock, and no shares of preferred stock. The reclassification will create a new series of preferred stock.

     The amendment authorizes the issuance of up to 300,000 shares of Series A Preferred Stock, which we refer to as preferred stock in this proxy statement. The terms of the preferred stock provide as follows:

•	Dividend Rights. Holders of preferred stock are entitled to a preference in the distribution of dividends, so that holders of the shares shall receive dividends, when and if declared and paid by Heartland Bancshares, prior to the receipt of dividends by the holders of common stock. Heartland Bancshares is not required to pay any dividends on the preferred stock, and has the right to waive the declaration or payment of dividends. Any dividends waived by Heartland Bancshares will not accumulate to future periods and will not represent a contingent liability of Heartland Bancshares

•	Perpetual Preferred Stock. The preferred stock is referred to as perpetual preferred stock. Under the banking laws, this is defined as preferred stock that does not have a maturity date,

cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.

•	Voting Rights. Holders are entitled to vote only upon any merger, acquisition of all of the stock of, or other business combination involving, Heartland Bancshares, or acquisition of 25% or greater equity interest in, or a substantial portion of, the assets of Heartland Bancshares (a “Change in Control”), and upon no other matters. On those matters on which the holders of the preferred stock are entitled to vote, the holders have the right to one vote for each such share, and are entitled to receive notice of any shareholders’ meeting held to act upon such matters in accordance with the bylaws of Heartland Bancshares. The holders of preferred stock vote together with the holders of common stock, and not as a separate class.

•	Conversion Rights. The shares of preferred stock automatically convert to shares of common stock upon a change in control with each share of preferred stock convertible into one share of common stock.

•	Liquidation Rights. Holders of preferred stock are entitled to a preference in the distribution of assets of Heartland Bancshares in the event of any liquidation, dissolution or winding-up of Heartland Bancshares, whether voluntary or involuntary, equal to $18.26 per share. This amount is equal to the book value per share of the common stock on March 31, 2005. If upon the occurrence of any such event, the assets of Heartland Bancshares are insufficient to permit the payment to such holders of the full $18.26 amount per share, then the entire assets and funds of Heartland Bancshares legally available for distribution will be distributed among the holders of preferred stock pro rata according to the number of shares of preferred stock held by each.

•	Preemptive Rights. Holders of preferred stock do not have any preemptive rights to purchase any additional shares of preferred stock or shares of any other class of capital stock of Heartland Bancshares that may be issued in the future.

•	Redemption Rights. Holders of preferred stock have no right to require that Heartland Bancshares redeem their shares nor does Heartland Bancshares have the right to require the holders of preferred stock to sell their shares to the Company.

Interests of Certain Persons in the Reclassification Transaction
(see pages 31-32)

     You should be aware that our directors and executive officers have interests in the reclassification transaction that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the reclassification transaction.

     We expect that all of our directors and executive officers will own more than 501 shares of common stock at the effective time of the reclassification transaction, and will therefore continue as holders of common stock if the reclassification transaction is approved. In addition, because there will be fewer outstanding shares of common stock, these directors and executive officers will own a larger relative percentage of the common stock on a post-transaction basis, which will continue to have voting rights as compared to the shares of preferred stock which will have no voting rights (except to the extent provided by law). As of the record date, our directors and executive officers collectively beneficially held 143,306 shares or 21.6% of our common stock. Based upon our estimates, taking into account the effect of the reclassification transaction on our outstanding shares as described above, the directors and executive officers will beneficially hold 25.3% of our common stock. This represents a potential conflict of interest because our directors approved the reclassification transaction and are recommending that you approve it. Despite this potential conflict of interest, the board believes the proposed reclassification transaction is fair to our unaffiliated shareholders for the reasons discussed in this proxy statement.

     In addition, the board of directors, throughout its consideration of the transaction, recognized that the interests of the shareholders retaining their common stock and those shareholders receiving preferred stock. See “Special Factors-Background of the Reclassification Transaction” and “Special Factors-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” for a discussion of how the board of directors addressed this situation.

Financing of the Reclassification Transaction
(see page 32)

     We estimate that the total fees and expenses relating to the reclassification transaction will be approximately $70,000. This amount will be higher to the extent that shareholders exercise dissenters’ rights. We intend to pay these transaction amounts through dividends paid to us by our subsidiary bank. However, in structuring the terms of the transaction in a manner that shares of common stock are not “cashed out” in the transaction but, rather, are converted into shares of preferred stock which are, in turn, convertible into common stock upon a closing of any change in control transaction of Heartland Bancshares, the Board of Directors believes that it has attempted to balance the interests of reducing Heartland Bancshares’ expenses in transitioning to a non-SEC reporting company while at the same time affording all shareholders the opportunity to retain an equity ownership interest in the Company.

Material Federal Income Tax Consequences of the Reclassification Transaction
(see pages 32-36)

     We believe that the reclassification transaction, if approved and completed, will have the following federal income tax consequences:

•	the reclassification transaction should result in no material federal income tax consequences to us;

•	those shareholders receiving preferred stock for their shares of common stock will not recognize any gain or loss in the reclassification transaction, their basis in the preferred stock will equal the basis in their shares of common stock, and their holding period for shares of preferred stock will include the holding period during which their shares of common stock were held;

•	when the preferred stock converts back to common stock upon a change in control, a subsequent sale of the common stock will result in a capital gain or loss (i.e., gross proceeds less the cost basis of the stock sold);

•	where preferred stock is received for common stock in a tax-free recapitalization, the proceeds from a subsequent sale of this preferred stock will be treated as ordinary income

(dividend income) to the extent that the fair market value of the stock sold, on the date distributed to the shareholder, would have been a dividend to such shareholder had the company distributed cash in lieu of stock. Any excess of the amount received over the amount treated as ordinary income plus the cost basis of the stock will be treated as a capital gain. No loss will be recognized. Under current tax law, the above dividend income will be taxed at the same rates that apply to net capital gains (i.e., 5% and 15%). The current tax law provision in which dividends are taxed at net capital gain rates will not apply for tax years beginning after December 31, 2008. Unless any intervening tax legislation is enacted, ordinary income tax rates will be applicable for dividend income beginning January 1, 2009; and

•	those shareholders continuing to hold common stock will not recognize any gain or loss or dividend income in connection with the transaction.

     Because determining the tax consequences of the reclassification transaction can be complicated, you should consult your own tax advisor to understand fully how the reclassification transaction will affect you.

Appraisal Rights
(see pages 36-37)

     Under Florida law, those shareholders receiving shares of preferred stock are entitled to exercise appraisal rights in connection with the reclassification transaction. For a description of Florida law governing this transaction, see “Appraisal Rights” on page 36.

Date, Time and Place of Special Meeting; Proposal to be Considered at the Special Meeting
(see pages 41-43)

     Our board of directors is asking for your proxy for use at a special meeting of shareholders to be held on ___, ___, 2005, at ___ p.m. local time at 320 U.S. Highway 27 North, Sebring, Florida 33870, and at any adjournments or postponements of that meeting. At the special meeting, shareholders will be asked:

•	to consider and vote upon proposals to adopt amendments to our articles of incorporation that will (a) authorize a new series of preferred stock, and (b) provide for the reclassification of shares of common stock held by owners of less than 501 of such shares into the preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders; and

•	to consider and vote upon any other matters that may properly be submitted to a vote at the meeting or any adjournment or postponement of the special meeting.

Record Date
(see page 41)

     You may vote at the special meeting if you owned Heartland Bancshares common stock at the close of business on March 31, 2005, which has been set as the record date. At the close of business on the record date, there were 664,153 shares of our common stock outstanding held by approximately 445 record shareholders. You are entitled to one vote on each matter considered and voted upon at the special meeting for each share of common stock you held of record at the close of business on the record date.

Vote Required for Approval
(see page 41)

     Approval of the reclassification transaction requires the affirmative vote of the holders of a majority in voting power of all outstanding shares of our common stock entitled to vote at the special meeting, or 332,077 of the 664,153 outstanding shares. Because our executive officers and directors have the power to vote a total of 143,306 shares, and because we believe that all of them will vote in favor of the transaction, this means a total of 188,771 shares held by shareholders who are not executive officers or directors of the company will be required to vote in favor of the transaction for it to be approved. Because our executive officers and directors own 21.6% of the voting power of our outstanding common stock, there is no assurance that the reclassification transaction will be approved.

     Abstentions and broker non-votes will have the effect of a vote “AGAINST” the reclassification transaction. Approval of the reclassification transaction does not require the separate vote of a majority of our unaffiliated shareholders, and no separate vote will be conducted.

     You may vote your shares in person by attending the special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. You can revoke your proxy at any time before we take a vote at the meeting by submitting either a written notice revoking the proxy or a later-dated proxy to our secretary. You may also revoke your proxy by attending the meeting and voting in person.

Provisions for Unaffiliated Shareholders
(see pages 17-20)

     Heartland Bancshares has not made any provisions in connection with the reclassification transaction to grant unaffiliated shareholders access to our corporate files or the files of those shareholders continuing to own common stock, or to obtain counsel or appraisal services for those shareholders receiving preferred stock at our expense or at the expense of those shareholders continuing to own common stock.

QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION

Q:	What is the date, time and place of the special meeting?

A:	The special meeting of our shareholders will be held on ___, ___, 2005, at ___p.m. local time at 320 U.S. Highway 27 North, Sebring, Florida 33870, to consider and vote upon the reclassification transaction proposal.

Q:	What is the proposed reclassification transaction?

A:	We are proposing that our shareholders approve amendments to our articles of incorporation which provide for the creation of the preferred stock, and the reclassification of shares of common stock held by holders of less than 501 shares of common stock into shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders.

The purpose of the reclassification transaction is to allow us to terminate our SEC-reporting obligations (referred to as “going private”) by reducing the number of our record shareholders of common stock to less than 300. This will allow us to terminate our registration under the Securities Exchange Act of 1934, as amended, and relieve us of the costs typically associated with the preparation and filing of public reports and other documents.

Q.	What will I receive in the reclassification transaction?

A.	If you own in record name fewer than 501 shares of our common stock on the date of the reclassification, your shares of common stock will automatically be converted into an equal number of shares of preferred stock. You will be asked to turn in your stock certificate for common stock so that we can send to you a certificate for shares of preferred stock. If you own in record name 501 or more shares of our common stock on the date of the reclassification transaction, you will not receive any shares of preferred stock for your shares of common stock in connection with the reclassification transaction and will continue to hold the same number of shares of our common stock as you did before the reclassification transaction.

Q.	What are the terms of the preferred stock?

A.	For a description of the terms of the preferred stock, please refer to “Preferred Stock to be Issued in Reclassification Transaction” on page 39.

Q:	Why is 501 shares the “cutoff” number for determining which shareholders will receive preferred stock and which shareholders will remain as common stock shareholders of Heartland Bancshares?

A.	The purpose of the reclassification transaction is to reduce the number of our record shareholders to fewer than 300, which will allow us to de-register as an SEC-reporting company, Our board selected 501 shares as the “cutoff’ number in order to enhance the probability that after the reclassification transaction, if approved, we will have fewer than 300 record shareholders.

Q:	May I buy additional shares in order to remain a holder of common stock of Heartland Bancshares?

A:	Yes. The key date for acquiring additional shares from another shareholder is ___, ___, 2005. So long as you are able to acquire a sufficient number of shares from another shareholder so that you are the record owner of 501 or more shares by ___, ___, 2005, you will retain your shares of common stock and will not receive preferred stock in the reclassification transaction.

Q:	What if I hold my shares in “street name”?

A:	The reclassification transaction will be effected at the record shareholder level. This means that we will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be reclassified into preferred stock. So for shares held in “street name,” because it is likely that your brokerage firm holds 501 or more shares total, you will not be receiving preferred stock, even if fewer than 501 shares are held on your behalf. If you hold shares in “street name,” you should talk to your broker, nominee or agent to determine how the reclassification transaction will affect you.

Q:	What is the recommendation of our board of directors regarding the proposal?

A.	Our board of directors has determined that the reclassification transaction is advisable and in the best interests of Heartland Bancshares’ unaffiliated shareholders. Our board of directors has unanimously approved the reclassification transaction and recommends that you vote “FOR” approval of this matter at the special meeting.

Q:	When is the reclassification transaction expected to be completed?

A:	If the proposed amendment to our articles of incorporation is approved at the special meeting, we expect the reclassification transaction to be completed as soon as practicable following the special meeting.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of our common stock as of the close of business on March 31, 2005, are entitled to vote at the special meeting. Each of our shareholders is entitled to one vote for each share of our common stock owned at the record date.

Q:	What vote is required for our shareholders to approve the reclassification transaction?

A:	For the amendment to our articles of incorporation to be adopted, holders of a majority of the outstanding shares of common stock entitled to vote at the special meeting must vote “FOR” the amendment to the articles of incorporation.

Q.	What if the proposed reclassification transaction is not completed?

A:	It is possible that the proposed reclassification transaction will not be completed. The proposed reclassification transaction will not be completed if, for example, the holders of a majority of our common stock do not vote to adopt the proposed amendment to our articles of incorporation. If the reclassification transaction is not completed, we will continue our current operations, and we will continue to be subject to the reporting requirements of the SEC.

Q:	What happens if I do not return my proxy card?

A:	Because the affirmative vote of the holders of a majority of the shares of our common stock outstanding on the record date is required to approve the reclassification transaction, unless you vote in person, a failure to return your proxy card will have the same effect as voting against the reclassification transaction proposal.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement, please vote your shares of common stock as soon as possible. You may vote your shares by returning the enclosed proxy or by voting in person at the special meeting of shareholders. This proxy statement includes detailed information on how to cast your vote.

Q:	If my shares are held for me by my broker, will my broker vote those shares for me?

A:	Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should instruct your broker on how to vote your shares using the voting instruction card provided by your broker.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting by following the procedures outlined in this proxy statement.

Q:	Do I need to attend the special meeting in person?

A:	No. You do not have to attend the special meeting to vote your Heartland Bancshares shares.

Q.	Will I have appraisal or dissenter’s rights in connection with the reclassification transaction?

A.	Yes. Under Florida law, which governs the reclassification transaction, if you hold less than 501 shares of common stock and thus are scheduled to receive preferred stock in the reclassification transaction, you have the right to demand the appraised value of your shares if you do not vote for the proposed reclassification transaction and you comply with all procedural requirements of Florida law, the relevant sections of which are attached to this proxy statement as Appendix B. Failure to precisely follow these requirements will result in the loss of your appraisal rights. Your rights are described in more detail under “Special Factors-Appraisal Rights” at page 36.

Q:	Should I send in my stock certificates now?

A.	No. If you own in record name fewer than 501 shares of common stock of record after the reclassification transaction is completed, our transfer agent will send you written instructions for exchanging your stock certificates for shares of preferred stock. If you own in record name 501 or more shares of our common stock, you will continue to hold the same shares after the reclassification transaction as you did before and you thus do not need to send in your stock certificate or take any other action after the transaction.

Q.	Where can I find more information about Heartland Bancshares?

A.	We file periodic reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site maintained by the SEC at http://www.sec.gov. For a more detailed description of the information available, please see pages 48 and 49.

Q.	Who can help answer my questions?

A.	If you have questions about the reclassification transaction after reading this proxy statement or need assistance in voting your shares, you should contact James C. Clinard, President and Chief Executive Officer of Heartland National Bank at (863) 386-1300.

SPECIAL FACTORS

Overview of the Reclassification Transaction

     This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Heartland Bancshares, a Florida corporation, and is to be used at a special meeting at which our shareholders will be asked to consider and vote upon a proposal to amend our articles of incorporation. If approved, the amendment will provide for the authorization of a new class of preferred stock, and the reclassification of shares of our common stock held by shareholders who own less than 501 of such shares into shares of the preferred stock, on the basis of one share of preferred stock for each share of common stock held by such shareholders.

     If the amendment is approved as described below, record holders of less than 501 shares of our common stock prior to the reclassification transaction will no longer hold shares of common stock but, rather, will hold an equal number of shares of preferred stock. Record shareholders holding 501 or more shares of common stock before the reclassification transaction will hold the same number of shares of common stock following the transaction. We intend, immediately following the reclassification transaction, to terminate the registration of our shares under the Securities Act of 1933, as amended, and our registration and further reporting under the Securities Exchange Act of 1934, as amended.

     If approved by our shareholders at the special meeting and implemented by our board of directors, the reclassification transaction will generally affect our shareholders as follows:

SHAREHOLDER POSITION PRIOR	EFFECT OF
TO RECLASSIFICATION TRANSACTION	RECLASSIFICATION TRANSACTION
Shareholders holding in record name 501 or more shares of common stock	Shares may no longer be eligible for public trading, although our shares are not actively traded currently.

Shareholders holding in record name fewer than 501 of shares of common stock	Shares will be converted into an equal number of shares of preferred stock. It is not anticipated that an active trading market for these shares will develop. Sales may be made in privately negotiated transaction.

Shareholders holding common stock in “street name” through a nominee (such as a bank or broker)	The reclassification transaction will be effected at the record shareholder level. Therefore, regardless of the number of beneficial holders or the number of shares held by each beneficial holder, shares held in “street name” will be subject to the reclassification transaction, and the beneficial holders who hold their shares in “street name” will be continuing shareholders with the same number of shares as before the reclassification transaction.

     The effects of the reclassification transaction on each group of unaffiliated shareholders are described more fully below under “–Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares,” and the effects on the company are described more fully below under “–Effects of the Reclassification Transaction on Heartland Bancshares; Plans or Proposals after the Reclassification Transaction.”

Background of the Reclassification Transaction

     As an SEC reporting company, we are required to prepare and file with the SEC, among other items, the following:

•	Annual Reports on Form 10-KSB;

•	Quarterly Reports on Form 10-QSB; and

•	Current Reports on Form 8-K.

     In addition to the burden on management, the costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing shareholder documents, and word processing, specialized software and filing costs. These registration and reporting related costs have been increasing over the years, and we believe they will continue to increase, particularly as a result of the additional reporting and disclosure obligations imposed on SEC-reporting companies by the recently enacted Sarbanes-Oxley Act of 2002.

     As of March 31, 2005, there were 664,153 shares of our common stock issued and outstanding, held by approximately 445 current record shareholders and, to our knowledge, approximately 11 persons who hold their shares in “street name” through brokers or other intermediaries. Of our approximately 445 shareholders, we believe approximately 55% of our shareholders hold fewer than 501 shares. Our board of directors and management believe that the recurring expense and burden of our SEC-reporting requirements described above, coupled with the time and expense of maintaining so many shareholder accounts, are not cost efficient for Heartland Bancshares. Becoming a non-SEC reporting company will allow us to avoid these costs and expenses.

     There can be many advantages to being a public company, possibly including a higher stock value, a more active trading market and the enhanced ability to use company stock to raise capital or make acquisitions. However, there is a limited market for our common stock, and historically our shares have been inactively traded. We have therefore not been able to effectively take advantage of these benefits. For example, we believe that in recent years the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading. We believe it is highly speculative whether our common stock would ever achieve significant market value with an active and liquid market comprised of many buyers and sellers. In addition, as a result of our limited trading market, we are unlikely to be well-positioned to use our public company status to raise capital in the future through sales of our common stock in a public offering or to acquire other business entities using our stock as consideration. Moreover, our limited trading market and the fact that our common stock is not listed on any exchange or on the Over The Counter Bulletin Board could make it difficult for our shareholders to liquidate a large number of shares of our stock without negatively affecting the per share sale price. The reclassification transaction will allow our shareholders receiving preferred stock to continue to have an equity interest in Heartland Bancshares and therefore participate in any future value received as a result of a sale of the company, if any. Therefore, our board of directors and management have concluded that the benefits of being an SEC-reporting company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations. Please refer to “-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” for a further discussion of the reasons supporting the reclassification transaction.

     As a result of the board’s conclusions, our management began to explore the possibility of reducing our number of record shareholders to below 300 in order to terminate our periodic reporting obligations to the SEC.

     In 2004, our board initially began to evaluate generally the advantages and disadvantages of repurchasing shares from shareholders. The board informally considered the possible methods of repurchasing shares, including an open market repurchase plan, a fixed price tender offer and a dutch auction tender offer. No formal action was taken, and the board did not focus on terminating our reporting obligations.

     On February 17, 2005, our board met to discuss alternatives to better manage our large shareholder base and thinly-traded common stock. The alternatives considered included a possible going private transaction, various structures of which were discussed, as well as alternatives to a going private transaction, such as a tender offer, stock repurchases on the open market, a reverse stock split, whereby shareholders owning less than a certain number of shares would be “cashed-out” of the company, the issuance of preferred stock to holders of a smaller number of shares of common stock, and other methods of reducing the number of outstanding shares of our common stock (although not necessarily the number of our record shareholders), as well as continuing operations as a public company.

     At a regular meeting of the board of directors held on March 17, 2005, the board reviewed our strategic alternatives, including the potential advantages and disadvantages of a going private transaction and continuing operations as an SEC-reporting company. Our board’s determination to evaluate a going private transaction was based, among other things, on:

•	the administrative burden and expense of making our periodic filings with the SEC;

•	the increased flexibility, as a non-SEC reporting company, that management might have to consider and initiate actions that may produce long-term benefits and growth;

•	the administrative burden and expense of maintaining numerous shareholder accounts; the low trading volume of our common stock and the resulting lack of an active market for our shareholders;

•	the desire that a going-private transaction could be structured in a manner that all shareholders would still retain an equity interest in the company, and would not be forced out by means of a cash reverse stock split or other transaction; and

•	the estimated expense of a going private transaction.

     At the meeting, management provided information regarding the number of resultant shareholders if a 400 share cutoff number was utilized, as well as an estimate if a 501 share cutoff was adopted. The board adopted the 501 share cutoff number believing that it would still accomplish the company’s objectives to eliminate its reporting obligations while, at the same time, reducing the number of shareholders who would be affected by the reclassification transaction.

     As a part of the board’s discussion, the board unanimously determined not to form an independent special committee to evaluate the proposed reclassification transaction. In making this determination, the board took into consideration the fact that our board members would be treated the same as other shareholders in the transaction, that it was expected that all of our board members would remain holders of common stock following the reclassification transaction, and that the 501 share cutoff number had been proposed, and ultimately was selected as described below, solely because the board felt that it was the most efficient and effective means to assure reduction in our holders of common stock to fewer than 300, with no consideration in this selection being given to the level of board share ownership. As a result, the board felt that consideration of the transaction by the full board was a sufficient procedural safeguard that made it unnecessary to form a special committee.

     The board also unanimously determined not to offer neutralized voting, or approval of the transaction by a majority of unaffiliated shareholders. Because affiliated and unaffiliated shareholders would be treated identically under the terms of the reclassification transaction as proposed, the board did not believe that this procedural safeguard was a necessary measure. Although the board of directors believes that the procedural safeguards of a special committee and neutralized voting were not necessary, in rendering its determination, the board did consider that the members of the board and the executive officers of the company control approximately 21.6% of the voting power of our outstanding common stock and would control an increased voting percentage following the proposed transaction. See “–Effects of the Reclassification Transaction on Heartland Bancshares; Plans or Proposals After the Reclassification Transaction–Effect on our Directors and Executive Officers” for a further discussion of the effect on director and executive officer share ownership.

     After discussion, the board unanimously approved the reclassification transaction and the amendment to the articles of incorporation.

     In approving the reclassification transaction, the board took into consideration the fact that holders of less than 501 shares of common stock would not be “cashed out” of the company but, rather, would retain an equity interest in Heartland Bancshares and therefore participate at the same value per share as holders of common stock in the event of any sale of the company. The board also considered that, because shareholders would be aware of the 501 share cutoff for having shares of common stock reclassified into shares of preferred stock, small shareholders who would still prefer to remain as shareholders of Heartland Bancshares, despite the board’s recommendation, could elect to do so by acquiring sufficient shares so that they would hold at least 501 shares in their own name immediately prior to the reclassification transaction. This would allow a small shareholder to have some control over the decision as to whether to remain a holder of common stock after the reclassification transaction is effected, or to have their shares of common stock converted into preferred stock in the transaction. In addition, beneficial owners would have their shares of common stock reclassified into preferred stock if they were record owners instead of beneficial owners, and who wish to receive those shares of preferred stock from Heartland Bancshares as a part of the reclassification transaction, would have the ability to inquire of their broker or nominee as to the procedure and cost, if any, to transfer their shares into a record account into their own name. The board felt that this flexibility helped to balance the interests of the shareholders continuing to hold common stock and shareholders who would have their shares of common stock converted into preferred stock.

     In determining the number of shares a shareholder needed to own in order to remain a shareholder after the reclassification transaction, the board’s primary consideration was how best to achieve the goal of becoming a non-SEC reporting company while at the same time allowing all shareholders to retain an equity ownership interest in the company. The board considered a variety of cutoff numbers including using 400 shares as the minimum number of shares a shareholder needed to own in order to continue as a holder of common stock after the reclassification transaction. The board determined, however, that 400 shares was too low of a threshold because, there would not be fewer than 300 record shareholders if a transaction were completed at that level, with the number of holders of common stock only being reduced to 372. In addition, the board considered that a higher ratio would also sufficiently reduce the shares outstanding so that re-registration of the common stock would not be required in the near future, even if continuing shareholders who hold their shares in street name transfer ownership of their shares into their record names. Therefore, the board selected 501 shares as the minimum number of shares required to remain as a record shareholder of common stock. This number was chosen because it represented a cut-off among shareholders that would likely result, after completion of the reclassification transaction, in the number of record shareholders being less than the 300 record shareholder limit necessary to terminate our reporting requirements with the SEC. At the same time, this would result in a relatively moderate number of shares (estimated at approximately 98,065, or 14.76%, of our outstanding shares at the time of the meeting) being converted into preferred stock in the proposed reclassification transaction.

     The board determined that the proposed transaction was fair to our unaffiliated shareholders, and specifically with respect to the unaffiliated shareholders receiving preferred stock in the reclassification transaction. In making this determination, the board did not utilize the following procedural safeguards:

•	the reclassification transaction was not structured to require separate approval by a majority of those shareholders who are not our executive officers or directors; and

•	the board of directors did not retain any unaffiliated representative to act solely on behalf of shareholders who are not officers or directors for purposes of negotiating the terms of the reclassification transaction or to prepare a report regarding the fairness of the transaction.

     We have not sought, and have not received, any proposals from third parties for any business combination transactions, such as a merger, consolidation or sale of all or substantially all of our assets. Our board did not seek any such proposals because these types of transactions are inconsistent with the narrower purpose of the proposed transaction, which is to discontinue our SEC reporting obligations.

Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation

Heartland Bancshares’ Reasons for the Reclassification Transaction

     Heartland Bancshares is undertaking the reclassification transaction at this time to end our SEC reporting obligations, which will enable us to save the company and our shareholders the substantial costs associated with being a reporting company, and these costs are only expected to increase over time. The specific factors considered in electing at this time to undertake the reclassification transaction and become a non-SEC reporting company are as follows:

•	We estimate that we will eliminate costs and avoid immediately anticipated future costs of approximately $80,000 annually by eliminating the requirement to make periodic reports and reducing the expenses of shareholder communications. These expenses include legal expenses ($13,000), accounting expenses ($30,000), printing and postage ($9,000), and software and data processing ($6,000), necessitated by a large group of shareholders that hold a small interest in the outstanding shares of common stock. We will also realize cost savings by avoiding the need to add additional staff and from reduced staff and management time ($22,000) spent on reporting and securities law compliance matters. In addition to these annual costs, which we expect to increase over time, we estimate saving approximately $100,000 of one time costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002;

•	We believe that, as a result of the recent disclosure and procedural requirements resulting from the Sarbanes-Oxley Act of 2002, the legal, accounting and administrative expense, and diversion of our board of directors, management and staff effort necessary to continue as an SEC-reporting company will continue to increase, without a commensurate benefit to our shareholders. We expect to continue to provide our shareholders with company financial information by disseminating our annual reports, but the costs associated with these reports are substantially less than those we incur currently;

•	In the board of directors’ judgment, little or no justification exists for the continuing direct and indirect costs of registration with the SEC, which costs have recently increased as a result of heightened government oversight, given the low trading volume in our common stock and the fact that approximately 55% of our shareholders hold fewer than 501 shares, and given that our earnings are sufficient to support growth and we therefore do not depend on raising capital in the public market, and do not expect to do so in the near future. If it becomes necessary to raise additional capital, we believe that there are adequate sources of additional capital available, whether through borrowing at the holding company level or through private or institutional sales of equity or debt securities, although we recognize that there can be no assurance that we will be able to raise additional capital when required, or that the cost of additional capital will be attractive;

•	Operating as a non-SEC reporting company will reduce the burden on our management that arises from the increasingly stringent SEC reporting requirements, thus allowing management to focus more of its attention on our customers and the communities in which we operate;

•	Operating as a non-SEC reporting company will increase management’s flexibility to consider and initiate actions that may produce future benefits and growth;

•	The reclassification transaction proposal allows us to discontinue our reporting obligations with the SEC, and allows those shareholders receiving shares of preferred stock to still retain an equity interest in Heartland Bancshares and therefore participate at the same value per share as holders of common stock in the event of any sale of Heartland Bancshares; and

•	Completing the reclassification transaction at this time will allow us to begin to realize the cost savings, will allow our management to redirect its focus to our customers and communities.

     We considered that some shareholders may prefer to continue as shareholders of Heartland Bancshares as an SEC-reporting company, which is a factor weighing against the reclassification transaction. However, we believe that the disadvantages of remaining a public company subject to the registration and reporting requirements of the SEC outweigh any advantages. Historically, our shares of common stock have been inactively traded. For example, from January 1, 2004 through March 31, 2005, only 8,900 shares, or less than 1.4%, of our outstanding shares of common stock were traded. Also, we have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for such acquisition. Accordingly, we are not likely to make use of any advantage that our status as an SEC-reporting company may offer.

     Other than the cost savings and other benefits associated with becoming a non-SEC reporting company, as outlined above, Heartland Bancshares does not have any other purpose for engaging in the reclassification transaction at this particular time.

     In view of the wide variety of factors considered in connection with its evaluation of the reclassification transaction, our board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.

     The reclassification transaction, if completed, will have different effects on the holders of common stock and those receiving shares of preferred stock. You should read the discussions under “–Heartland Bancshares’ Position as to the Fairness of the Reclassification Transaction” and “–Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” for more information regarding these effects of the reclassification transaction.

     We considered various alternative transactions to accomplish the proposed transaction, but ultimately elected to proceed with the reclassification transaction. The following were the alternative transactions considered, but rejected:

•	Odd-lot Tender Offer. The board believed that this alternative might not result in shares being tendered by a sufficient number of record shareholders to reduce the number of shareholders below 300. The board found it unlikely that many holders of small numbers of shares would make the effort to tender their shares given the limited value of the shares and the relative inconvenience associated with a tender.

•	Tender Offer to all Unaffiliated Shareholders. Our board of directors determined that we do not have the funds to effect a tender offer and would have to incur an unacceptably high amount of additional debt, if available, in order to effect this transaction. In addition, there might not be a sufficient number of record shareholders tendering their shares to reduce the number of record shareholders below 300, resulting in the requirement of a second-step merger.

•	Cash-Out Merger. The board considered a cash-out merger of the company into a newly-formed corporation, with the conversion of the outstanding shares occurring in the same general manner and ratios as in the reclassification transaction. However, the board determined that a cash-out merger was not a preferable option because it did not offer shareholders an opportunity to retain an equity interest in Heartland Bancshares.

•	Business Combination. We have not sought, and have not received, any proposals from third parties for any business combination transactions, such as a merger, consolidation or sale of all or substantially all of our assets. Our board did not seek any such proposals because these types of transactions are inconsistent with the narrower purpose of the proposed transaction, which is to discontinue our SEC reporting obligations. The board believes that by implementing a deregistration transaction, our management will be better positioned to focus its attention on our customers and the communities in which we operate, and expenses will be reduced.

•	Maintaining the Status Quo. The board considered maintaining the status quo. In that case, we would continue to incur the significant expenses, as outlined above, of being an SEC-reporting company without the expected commensurate benefits. Thus, the board considered maintaining the status quo not to be in our best interests or the best interests of our unaffiliated shareholders and rejected this alternative.

     See “–Purpose and Structure of the Reclassification Transaction” for further information as to why this reclassification transaction structure was chosen.

Heartland Bancshares’ Position as to the Fairness of the Reclassification Transaction

     Based on a careful review of the facts and circumstances relating to the reclassification transaction, our board of directors believes that the reclassification transaction and the terms and provisions of the reclassification transaction, are substantively and procedurally fair to our unaffiliated shareholders. Our board of directors unanimously approved the reclassification transaction.

     In concluding that the terms and conditions of the reclassification transaction, including the shares of preferred stock to be received by holders of less than 501 shares of common stock, are substantively fair to our unaffiliated shareholders, our board of directors considered a number of factors. In its consideration of both the procedural and substantive fairness of the transaction, the board considered the potential effect of the transaction as it relates to all shareholders generally, to shareholders receiving preferred stock and to shareholders continuing to own shares of common stock. Because the transaction will affect shareholders differently only to the extent that some will receive shares of preferred stock in the reclassification transaction and some will retain their shares of common stock, these are the only groups of shareholders with respect to which the board considered the relative fairness and the potential effects of the transaction. See “Effects of the Transaction on Shareholders of Heartland Bancshares.”

     The factors that our board of directors considered positive for all unaffiliated shareholders, including both those that will continue to hold common stock as well as those will have their shares converted into preferred stock, included the following:

•	our common stock trades infrequently, with the only reported trades occurring from January 1, 2004 through March 31, 2005, involving only 8,900 shares, or less than 1.4% of our outstanding common stock, a volume that the board felt did not provide our shareholders with sufficient opportunity to easily obtain cash for their shares;

•	our smaller shareholders who prefer to remain as holders of common stock of Heartland Bancshares, despite the board’s recommendation, may elect to do so by acquiring sufficient shares so that they hold at least 501 shares of common stock in their own names immediately prior to the reclassification transaction;

•	beneficial owners who hold their shares in “street name,” who would receive shares of preferred stock if they were record owners instead of beneficial owners, and who wish to receive shares of preferred stock as if they were record owners instead of beneficial owners, can work with their broker or nominee to transfer their shares into a record account in their own name so that they receive shares of preferred stock; and

•	shareholders receive limited benefit from us being an SEC-reporting company because of our small size, the lack of analyst coverage, and very limited trading of our common stock.

     In addition to the positive factors applicable to all of our unaffiliated shareholders set forth above, the factors that the board of directors considered positive for those shareholders receiving preferred stock included:

•	they would continue to have an equity interest in Heartland Bancshares and therefore participate in any future value received as a result of any sale of the company at the same value per share as holders of common stock;

•	the holders would have a preference to the holders of common stock in the payment of any dividends by the company; and

•	no brokerage or other transaction costs are to be incurred by them in connection with the reclassification of their shares of common stock into preferred stock.

     In addition to the positive factors applicable to all of our shareholders set forth above, the factors that the board of directors considered positive for the unaffiliated shareholders included:

•	they will continue to have the opportunity to participate in our future growth and earnings, including upon any sale of the company; and

•	they will realize the potential benefits of termination of registration of our common stock, including reduced expenses as a result of no longer needing to comply with SEC reporting requirements.

     Our board considered each of the foregoing factors to weigh in favor of the substantive fairness of the reclassification transaction to our unaffiliated shareholders, whether they are shareholders continuing to hold common stock or shareholders having their shares of common stock converted into preferred stock.

     The board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the reclassification transaction to the unaffiliated shareholders. In particular, the factors that our board of directors considered as potentially negative for those shareholders receiving preferred stock included:

•	they will be required to surrender their shares involuntarily in exchange for the preferred stock although the board believes that since the shares of preferred stock are convertible into common stock upon a change in control, they will still have the opportunity to participate in any future growth and earnings of the company. In addition, such shareholders have the opportunity to liquidate their shares of common stock through the exercise of dissenters’ rights.

     The factors that our board of directors considered as potentially negative for the unaffiliated shareholders included:

•	the shareholders, following the reclassification transaction, will have restrictions on their ability to transfer their shares of our common stock and preferred stock because our shares will be tradable only in privately-negotiated transactions, and there will not be a public market for our common stock or preferred stock, although, based on the historically low trading volume for the common stock, this factor is expected to have a limited impact;

•	they will have reduced access to our financial information once we are no longer an SEC-reporting company, although we do intend to continue to provide all shareholders with our annual reports and periodic information; and

•	the fact that shareholders will lose certain protections currently provided under the Securities Exchange Act, such as limitations on short-swing transactions by executive officers and directors under Section 16 of the Securities Exchange Act.

     Our board of directors believes that these potentially countervailing factors did not, individually or in the aggregate, outweigh the overall substantive fairness of the reclassification transaction to our unaffiliated shareholders, whether they be shareholders owning shares of preferred stock or common stock and that the foregoing factors are outweighed by the positive factors previously described.

     We believe that the reclassification transaction is procedurally fair to our unaffiliated shareholders, including those that are receiving shares of preferred stock, as well as those shareholders who will continue to hold their shares of common stock. In concluding that the reclassification transaction, including the preferred stock to be received by holders of common stock, is procedurally fair to our unaffiliated shareholders, the board of directors considered a number of factors. The factors that our board of directors considered positive for all unaffiliated shareholders, including both continuing and non-continuing shareholders, included the following:

•	the reclassification transaction is being effected in accordance with all applicable requirements of Florida law;

•	our board of directors is primarily comprised of independent members, and, accordingly, there was no need to form a special committee or retain any unaffiliated representative(s) to represent unaffiliated shareholders, as the board was able to adequately balance the competing interests of the shareholders in accordance with their fiduciary duties. Although our board members do own stock in Heartland Bancshares, the 501 share cutoff set in the reclassification transaction was determined without regard to the directors’ share ownership, and as this represented the sole potential conflict of interest and the board members will be treated identically to all other shareholders in the reclassification transaction, the board did not feel that any additional protections that may be afforded by a special committee would be significant;

•	management and the board considered alternative methods of effecting a transaction that would result in our becoming a non-SEC reporting company, each of which was determined to be impractical, more expensive than the reclassification transaction, involving a cash-out of certain of our shareholders, or potentially ineffective in achieving the goals of allowing shareholders to retain an equity ownership in the company while at the same time, eliminating the costs and burdens of public company status; and

•	shareholders will have the opportunity to determine whether or not they will remain shareholders owning solely common stock, or shares of preferred stock after the reclassification transaction by acquiring sufficient shares so that they hold at least 501 shares of common stock immediately prior to the reclassification transaction or selling sufficient shares so that they hold less than 501 shares of common stock immediately prior to the reclassification transaction, so long as they act sufficiently in advance of the reclassification transaction so that the sale or purchase is reflected in our shareholder records by the close of business (local time) on the effective date of the reclassification transaction.

     The board of directors considered each of the foregoing factors to weigh in favor of the procedural fairness of the reclassification transaction to our unaffiliated shareholders, whether they are receiving shares of preferred stock or will continue to hold shares of common stock.

     The board is aware of, and has considered, the impact of the following potentially countervailing factors, which affect both shareholders receiving preferred stock as well as those continuing to own common stock to the same degree, on the procedural fairness of the reclassification transaction:

•	although the interests of the shareholders receiving shares of preferred stock are different from the interests of the shareholders continuing to own common stock and may create actual or potential conflicts of interest in connection with the reclassification transaction, neither the board nor any of the directors retained an independent, unaffiliated representative to act solely on behalf of the shareholders receiving shares of preferred stock for the purpose of negotiating the terms of the reclassification transaction or preparing a report concerning the fairness of the reclassification transaction;

•	the transaction is not structured to require approval of at least a majority of unaffiliated shareholders; however, the board determined that any such voting requirement would improperly usurp the power of the holders of a majority of our outstanding shares to consider and approve the proposed amendment as provided in our articles of incorporation and under Florida law;

•	we did not solicit any outside expressions of interest in acquiring the company; and

•	we did not receive a report, opinion, or appraisal from an outside party as to the value of our common stock or preferred stock, the fairness of the transaction to those shareholders receiving shares of preferred stock, or the fairness of the transaction to Heartland Bancshares or to unaffiliated shareholders.

     The board of directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall procedural fairness of the reclassification transaction to our unaffiliated shareholders, whether they will be receiving shares of preferred stock or will continue to own shares of common stock, and the foregoing factors are outweighed by the procedural safeguards previously described. In particular, with reference to the lack of a special committee, the board felt that the consideration of the transaction by the full board, whose sole conflict of interest is a relatively insignificant increase in aggregate share ownership following the reclassification transaction and who will be treated identically to unaffiliated shareholders in the reclassification transaction, was a sufficient procedural safeguard that made it unnecessary to form a special committee or retain an independent fairness advisor.

     In addition, with respect to the determination not to seek a valuation, our board felt that the fact that shareholders receiving preferred stock would continue to retain an equity interest in the company and also would have certain preferences to holders of common stock in any payment of dividends by the company, presented sufficient protection in value to such shareholders while at the same time affording them the right to convert their shares of preferred stock into common stock upon any sale of the company and thus participate equally with the holders of common stock in any sale of the company. The board also considered the difference in value between the common stock with voting rights and preferred stock without such rights to be minimal, since the holders of common stock whose shares would be converted into preferred stock in the transaction currently own shares representing approximately 14.76% of the outstanding shares of common stock and voting rights. Conversely, the holders of the outstanding shares of common stock whose shares will be continued after the transaction, currently own shares representing approximately 85.24% of the outstanding voting rights which, after the transaction, would increase by 14.76% to 100% (an amount the board does not believe to be material for valuation purposes of the shares).

     Shareholders also have the opportunity to exercise appraisal rights under Florida law to the extent that they do not believe that the conversion of their shares of common stock into preferred stock is acceptable or fair to them.

     We therefore believe that the reclassification transaction is substantively and procedurally fair to our unaffiliated shareholders, including those that are common stock shareholders and those that will be receiving preferred stock, for the reasons and factors described above. In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole. None of the factors that we considered led us to believe that the reclassification transaction is unfair to our unaffiliated shareholders, whether they are continuing or non-continuing shareholders.

     No unaffiliated person has made any offer during the past two years regarding our merger or consolidation with or into such person, for the sale or other transfer of all or any substantial part of our assets, or for the purchase of a controlling number of shares of our common stock.

     In reaching a determination as to fairness, we did not consider the liquidation value of our assets, the current or historical market price of those shares, our net book value, or our going concern value to be material since shareholders are not being “cashed out” in connection with the reclassification transaction and the shares of preferred stock afford those holders to participate equally with the holders of common stock in any sale of the company. Because of the foregoing, we also did not consider any repurchases by the company over the past two years or any report, opinion or appraisal or firm offers by unaffiliated parties within the past two years.

     Neither we nor any of the members of our board of directors received any reports, opinions or appraisals from any outside party relating to the reclassification transaction or the fairness of the consideration to be received by our shareholders.

     We have not made any provision in connection with the reclassification transaction to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense. With respect to unaffiliated shareholders’ access to our corporate files, our board determined that this proxy statement, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders. With respect to obtaining counsel or appraisal services solely for unaffiliated shareholders at our expense, the board did not consider these actions necessary or customary. Our board also considered the fact that under Florida corporate law, and subject to certain conditions set forth under Florida law, shareholders have the right to review our relevant books and records of account.

Board Recommendation

     Our board of directors believes the terms of the reclassification transaction are fair and in the best interests of our unaffiliated shareholders and unanimously recommends that you vote “FOR “ the proposal to adopt the amendment to our articles of incorporation that will allow us to effect the reclassification transaction.

Purpose and Structure of the Reclassification Transaction

     The purposes of the reclassification transaction are to:

•	consolidate ownership of our common stock in under 501 record shareholders of common stock, which will discontinue our SEC reporting requirements and thereby achieve significant cost savings;

•	allow all of our shareholders to retain an equity interest in the company; and

•	allow our management to refocus time spent on SEC-reporting obligations and shareholder administrative duties to our business.

     For further background on the reasons for undertaking the reclassification transaction at this time, see “–Background of the Reclassification Transaction” and “–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation.”

     The proposed transaction has been structured as a stock reclassification transaction to allow small shareholders the opportunity to retain an equity interest in the future value of the company by receiving the shares of preferred stock, to avoid disruption to shareholders of 501 or more shares of common stock who would remain unaffected in the transaction, and to limit the costs of the reclassification transaction by avoiding costs associated with cashing out the shares of the holders of 501 or less shares of common stock.

     The board elected to structure the transaction to take effect at the record shareholder level, meaning that Heartland Bancshares will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be reclassified into shares of preferred stock. The board chose to structure the transaction this way in part because it determined that this method would provide Heartland Bancshares with the best understanding at the effective time of how many shareholders would receive shares of preferred stock, because the company’s transfer agent will be able to provide it with a complete and final list of all record shareholders at the effective time. In addition, the board considered that effecting the transaction at the record shareholder level would allow shareholders some flexibility with respect to whether they will be receiving shares of preferred stock or will continue to hold shares of common stock. See “Effect of the Reclassification Transaction on Shareholders of Heartland Bancshares–Examples.” The board felt that this flexibility would help to enhance the substantive fairness of the transaction to all shareholders. Overall, the board determined that structuring the reclassification as one that would affect shareholders at the record holder level would be the most efficient and cost-effective way to achieve its goals of deregistration, notwithstanding any uncertainty that may be created by giving shareholders the flexibility to transfer their holdings. For further background on the alternative structures considered by the board of directors and the selection of the split ratio, see “–Background of the Reclassification Transaction” and “–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation.”

Effects of the Reclassification Transaction on Heartland Bancshares; Plans or Proposals after the Reclassification Transaction

     The reclassification transaction will have various positive and negative effects on us, which are described below.

Effect of the Proposed Transaction on Common Stock Outstanding

     Our articles of incorporation currently authorize the issuance of 10,000,000 shares of common stock. As of the record date, the number of outstanding shares of common stock was 664,153. Based upon our best estimates, if the reclassification transaction had been consummated as of the record date, and assuming no shareholders exercise dissenters’ rights, the number of outstanding shares of common stock would have been reduced from 664,153 to approximately 566,088, there would be 98,065 shares of preferred stock issued, the number of record shareholders of common stock would have been reduced from approximately 445 to approximately 199, or by approximately 246 record shareholders, and approximately 246 record shareholders of preferred stock will have been created.

     The number of authorized shares of common stock will remain unchanged after completion of the reclassification transaction. After completion of the reclassification transaction, we will have 10,000,000 authorized shares of common stock, of which approximately 566,088 will be issued and outstanding. We have no current plans, arrangements or understandings to issue any common stock except as options may be exercised pursuant to our stock option plans.

Effect of the Proposed Transaction and Preferred Stock

     As noted above, assuming that reclassification is consummated and no shareholders exercise dissenters’ rights the number of shares of preferred stock that will be issued in the transaction will be approximately 98,065 shares. Our articles of incorporation authorize us to issue 1,000,000 shares of preferred stock. The shares of preferred stock that will be issued in the reclassification constitute a new and separate series, having those rights described on page 40 of this proxy statement as well as in the attached Appendix A. There will be 300,000 shares of this series of preferred stock authorized, with approximately 98,065 shares outstanding following the closing of the reclassification transaction. For additional information regarding our capital structure after the reclassification transaction, see “Description of Capital Stock.”

Termination of Securities Exchange Act Registration and Reporting Requirements

     Upon the completion of the reclassification transaction, we expect that our common stock will be held by fewer than 300 record shareholders. Accordingly, our obligation to continue to file periodic reports with the SEC will terminate pursuant to Rule 12h-3 of the Securities Exchange Act.

     The termination of the filing requirement will substantially reduce the information required to be furnished by us to our shareholders and to the SEC. Therefore, we estimate that we will eliminate costs and avoid immediately anticipated future costs associated with these filing requirements, which we estimate to be approximately $80,000 on an annual basis. These annual costs are broken down as follows:

Independent Auditors	$30,000
SEC Counsel	13,000
Current and Additional Staff and	20,000
Executive Time	2,000
Printing and Mailing	9,000
Software and Data Processing Costs	6,000

Total	$80,000

     In addition to those annual costs, we estimate saving approximately $100,000 of one-time costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002.

     We will apply for termination of our reporting obligations as soon as practicable following completion of the reclassification transaction. Following completion of the reclassification transaction, we intend to continue to provide our shareholders with financial information by continuing to disseminate our annual reports on a regular basis.

Effect on Trading of Common Stock

     Our common stock is not actively traded. Once we stop filing reports with the SEC, our common stock will no longer be available for public trade.

Effect on Statutory Anti-Takeover Protections

     We do not anticipate that the reclassification will affect the application of certain provisions of Florida corporate law that protect corporations from hostile takeovers and abusive takeover tactics. These provisions prohibit a person from engaging in specified transactions with the corporation after that person has acquired a significant portion of the corporation’s shares. These protections are summarized as follows:

•	Fair Price Statute. Florida corporate law requires that certain business combinations between Florida corporations, including those with at least 300 shareholders of record during the past three years, and a person designated as a significant shareholder must be approved by two-thirds of all of the corporation’s shareholders other than the significant shareholder. This requirements does not apply if the corporation’s shareholders receive a “fair price,” as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is generally defined as a person who owns 10% or more of the corporation’s outstanding shares.

•	Control Share Statute. Under Florida corporate law, if a person holds more than certain specified thresholds of the outstanding shares of a Florida corporation that has more than 100 shareholders with more than 10% of those shareholders residing in Florida or more than 10% of the outstanding shares owned by Florida residents, then such shares will not have voting power unless such voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

Other Financial Effects of the Reclassification Transaction

     We expect that the professional fees and other expenses related to the reclassification transaction of approximately $70,000, will not have any material adverse effect on our capital adequacy, liquidity, results of operations or cash flow.

Effect on Options

     We currently have 103,500 stock options outstanding which are held by directors and employees. These options will remain outstanding and unaffected by the reclassification transaction.

Effect on Conduct of Business after the Transaction

     We expect our business and operations to continue as they are currently being conducted and, except as disclosed below, the transaction is not anticipated to have any effect upon the conduct of our business.

Effect on Our Directors and Executive Officers

     It is not anticipated that the reclassification transaction will have any effect on our directors and executive officers, other than with respect to their relative share ownership, and related changes in the book value and earnings per share associated with those shares. We expect that most of our directors and executive officers will hold more than 501 shares at the effective time of the reclassification transaction. As a result, they will continue to hold the same number of shares after the reclassification transaction as they did before. However, because total outstanding shares will be reduced, this group will hold a larger relative percentage of the voting common stock of the company. As of the record date, these directors and executive officers collectively beneficially held 143,306 shares, or 21.6% of our common stock. Based upon our estimates, taking into account the effect of the reclassification transaction on our outstanding shares as described above, the directors and executive officers will beneficially hold 25.3% of our common stock.

Plans or Proposals

     Other than as described in this proxy statement, neither we nor our management have any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation, to sell or transfer any material amount of our assets, to change our board of directors or management, to change materially our indebtedness or capitalization, or otherwise to effect any material change in our corporate structure or business. As stated throughout this proxy statement, we believe there are significant advantages in effecting the reclassification transaction and becoming a non-SEC reporting company. Although our management does not presently have any intent to enter into any transaction described above, nor is our management in negotiations with respect to any such transaction, there is always a possibility that we may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making a public or private offering of our shares or entering into any other arrangement or transaction we may deem appropriate. In this event, our continuing shareholders may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to the non-continuing shareholders in the reclassification transaction.

Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares

     The general effects of the reclassification transaction on the shareholders owning common stock and those owning preferred stock are described below.

Effects of the Reclassification Transaction on the Shareholders Receiving Preferred Stock

     The reclassification transaction will have both positive and negative effects on the shareholders receiving preferred stock. All of these changes will affect unaffiliated and affiliated shareholders receiving preferred stock in the same way. The board of directors of Heartland Bancshares considered each of the following effects in determining to approve the reclassification transaction.

Positive Effects:

     As a result of the reclassification transaction, the shareholders receiving preferred stock will:

•	have a preference to the holders of common stock in the distribution of any dividend by the company;

•	will have their shares automatically converted into shares of common stock upon a change in control of the company, on the basis of one share of common stock for each share of preferred stock, and thus will participate equally with the holders of common stock in any sale of the company; and

•	will have a preference to holders of common stock upon any liquidation of the company in the amount of $18.26 for each share of preferred stock, which represents the book value of the shares of common stock on March 31, 2005.

     In addition, the shareholders receiving preferred stock will have dissenters’ appraisal rights in connection with the reclassification transaction. See “–Appraisal Rights and Dissenter’s Rights” below.

Negative Effects:

     As a result of the reclassification transaction, the shareholders receiving preferred stock will:

•	be entitled to vote only upon a change in control of the company, which essentially is a merger of the company, acquisition of all of its stock, or other business combination involving the company, or the acquisition of 25% or more of its assets; and.

•	continue to hold shares that, like our shares of common stock, will not have any public trading market. In addition, Heartland Bancshares will not be taking any steps to assure that the preferred stock or the common stock will be eligible for trading on an automated quotation system operated by a national securities association.

Effects of the Reclassification Transaction on the Common Shareholders

     The reclassification transaction will have both positive and negative effects on the shareholders continuing to own common stock. All of these changes will affect unaffiliated and affiliated continuing shareholders in the same way. Our board of directors considered each of the following effects in determining to approve the reclassification transaction.

Positive Effect:

•	Such shareholders will continue to exercise the sole voting control over the company.

•	Because the number of outstanding shares of common stock will be reduced, such shareholders will own a relative increased voting control over the company.

Negative Effects:

     As a result of the reclassification transaction:

•	the liquidity of our common stock will likely be reduced following the reclassification transaction because of the reduction in the number of our record shareholders of common stock and the fact that our stock will only be tradable in privately-negotiated transactions; and

•	holders of our preferred stock will have a preference to holders of common stock in the distribution of any dividend by the company and upon any liquidation of the company.

Record and Beneficial Ownership of Common Stock

     It is important that our shareholders understand how shares that are held by them in “street name” will be treated for purposes of the reclassification transaction described in this proxy statement. Shareholders who have transferred their shares of Heartland Bancshares stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares. Instead, the brokerage firms or custodians typically hold all shares of Heartland Bancshares stock that its clients have deposited with it through a single nominee; this is what is meant by “street name.” If that single nominee is the record shareholder for 501 or more shares, then the stock registered in that nominee’s name will be completely unaffected by the reclassification transaction. Because the reclassification transaction only affects record shareholders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts own less than 501 shares. At the end of this transaction, these beneficial owners will continue to beneficially own the same number of shares of our common stock as they did at the start of this transaction, even if the number of shares they own is less than 501. If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the reclassification transaction to affect you. Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the reclassification transaction, you may have no way of knowing whether you will receive shares of preferred stock in the transaction until it is consummated. However, because we think it is likely that any brokerage firm or other nominee will hold more than 501 shares in any one account, we think it is likely that all “street name” holders will remain shareholders of common stock.

     The board elected to structure the reclassification transaction so that it would take effect at the record shareholder level in part to allow shareholders some flexibility with respect to whether they will continue to own shares of common stock or receive preferred stock in the transaction. See “–Purpose and Structure of the Reclassification Transaction.” Shareholders who would still prefer to remain as holders of common stock of Heartland Bancshares, may elect to do so by acquiring sufficient shares so that they hold at least 501 shares in their own name immediately prior to the reclassification transaction. In addition, beneficial owners who would receive shares of preferred stock if they were record owners instead of beneficial owners, and who wish to receive such shares of preferred stock from Heartland Bancshares as a part of the reclassification transaction, should inquire of their broker or nominee as to the procedure and cost, if any, to transfer their shares into a record account into their own name. In either case, these shareholders will have to act far enough in advance of the reclassification transaction so that any consolidation, purchase or transfer is completed by the close of business (local time) on the day of the effective time.

Interests of Certain Persons in the Reclassification Transaction

     Our executive officers and directors who are also shareholders will participate in the reclassification transaction in the same manner and to the same extent as all of the other shareholders. We anticipate that all of our directors and officers will own more than 501 shares of common stock, and therefore continue as shareholders of common stock if the reclassification transaction is approved. In addition, because there will be fewer outstanding shares of common stock, these directors will own a larger relative percentage of the company on a post-reclassification basis. This represents a potential conflict of interest because our directors approved the reclassification transaction and are recommending that you approve it. Despite this potential conflict of interest, the board believes the proposed reclassification transaction is fair to our unaffiliated shareholders, for the reasons discussed in the proxy statement.

     The fact that each director’s percentage voting ownership of Heartland Bancshares’ stock will increase as a result of the reclassification transaction was not a consideration in the board’s decision to approve the reclassification transaction or in deciding its terms, including the 501 share cutoff. In this regard, the directors as a group will be treated exactly the same as other shareholders. In addition, the board determined that any potential conflict of interest created by its members’ ownership of our stock is relatively insignificant. The board did not set the 501 share cutoff in order to avoid any director receiving shares of preferred stock in the reclassification. In addition, the increase in each director’s percentage voting ownership of our stock resulting from the reclassification transaction is expected to be insignificant. The director owning the most shares of our stock beneficially owns approximately 3.4% of our common stock now, and would beneficially own approximately 4.0% following the reclassification transaction, which does not have any appreciable effect on his ability to control the company. As a group, the percentage beneficial ownership of all directors and executive officers would increase 3.7%, from approximately 21.6% to approximately 25.3% after the reclassification transaction, which also is very unlikely to have a practical effect on their collective ability to control the company.

     Our board of directors was aware of the actual or potential conflicts of interest discussed above and considered it along with the other matters that have been described in this proxy statement under the captions “–Background of the Reclassification Transaction,” “–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “–Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares.”

     In addition, our board of directors, throughout its consideration of the transaction, recognized that the interests of the shareholders receiving preferred stock are different and possibly in conflict. The holders of common stock who will receive preferred stock in the transaction may wish to remain voting shareholders of the company. However, the board of directors believes that such relative voting control is minimal as compared to the potential value available to such shareholders by retaining an equity interest in the company through their ownership of preferred stock which is convertible into common stock upon a change in control of the company and also has certain other preferences to the common stock. See “Description of Capital Stock.” See “–Background of the Reclassification Transaction” and “–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” for a discussion of how the board of directors addressed this situation.

     None of our executive officers or directors, who beneficially own in excess of an aggregate of 501 shares of common stock, has indicated to us that he intends to sell some or all of his or her shares of our common stock during the period between the public announcement of the transaction and the effective date. In addition, none of these individuals has indicated his or her intention to divide shares among different record holders so that fewer than 501 shares are held in each account, so that the holders would receive shares of preferred stock in connection with the conversion of their common stock.

Financing of the Reclassification Transaction

     Heartland Bancshares expects that the reclassification transaction will require approximately $70,000 consisting of professional fees and other expenses payable by us related to the reclassification transaction. See “–Fees and Expenses” for a breakdown of the expenses associated with the reclassification transaction. We intend to pay for the expenses of the reclassification transaction through dividends paid to us by our subsidiary bank.

Material Federal Income Tax Consequences of the Reclassification Transaction

     The following discusses the material federal income tax consequences to us and our shareholders that would result from the reclassification transaction. No opinion of counsel or ruling from the Internal Revenue Service has been sought or obtained with respect to the tax consequences of the reclassification transaction, and the conclusions contained in this summary are not binding on the Internal Revenue Service. This discussion is based on existing U.S. federal income tax law, which may change, even retroactively. This discussion does not discuss all aspects of federal income taxation that may be important to you in light of your individual circumstances. In particular, it does not address the federal income tax considerations applicable to certain types of shareholders, such as: financial institutions; insurance companies; tax-exempt organizations; dealers in securities or currency; traders in securities that elect mark-to-market; persons who hold our common stock as part of a hedge, straddle or conversion transaction; or persons who are considered foreign persons for U.S. federal income tax purposes. In addition, this discussion does not discuss any state, local, foreign or other tax considerations. This discussion also assumes that you have held and, in the case of continuing shareholders will continue to hold, your shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Shareholders are encouraged to consult their own tax advisor as to the particular federal, state, local, foreign and other tax consequences of the reclassification transaction, in light of their individual circumstances.

Federal Income Tax Consequences to Heartland Bancshares

     We believe that the reclassification transaction would be treated as a tax-free “recapitalization” for federal income tax purposes. This should result in no material federal income tax consequences to us.

Federal Income Tax Consequences to Shareholders Who Continue to Own Common Stock

     If you continue to hold our common stock immediately after the reclassification transaction, you will not recognize any gain or loss or dividend income in the transaction and you will have the same adjusted tax basis and holding period in your common stock as you had in such stock immediately prior to the reclassification transaction.

Federal Income Tax Consequences to Shareholders Who Receive Shares of Preferred Stock

     Shareholders receiving preferred stock in exchange for their common stock will not recognize any gain or loss or dividend income in the reclassification. The holding period and cost basis of the common stock converted will carry over to the preferred stock.

Sale of Stock After Change in Control

     When the preferred stock converts back to common stock upon a change in control, a subsequent sale of the common stock will result in a capital gain or loss (i.e., gross proceeds less the cost basis of the stock sold).

Sale of Stock Prior to Change in Control

     Where the preferred stock is received for common stock in a tax-free recapitalization, the proceeds from a subsequent sale of this preferred stock will be ordinary income (dividend income) to the extent that the fair market value of the stock sold, on the date distributed to the shareholder, would have been a dividend to such shareholder had the company distributed cash in lieu of stock. Any excess of the amount received over the amount treated as ordinary income plus the cost basis of the stock will be treated as a capital gain. No loss will be recognized. Under current tax law, the above dividend income will be taxed at the same rates that apply to net capital gains (i.e., 5% and 15%). The current tax law provision in which dividends are taxed at net capital gain rates will not apply for tax years beginning after December 31, 2008. Unless any intervening tax legislation is enacted, ordinary income tax rates will be applicable for dividend income beginning January 1, 2009.

Federal Income Tax Consequences to Shareholders Who Exercise Appraisal Rights

     If you receive cash as a result of exercising appraisal rights in the reclassification transaction and do not continue to hold shares of our common stock immediately after the reclassification transaction, you will be treated as having had your shares redeemed by us which will be a taxable transaction for federal income tax purposes. The tax treatment of a redemption of stock is governed by Section 302 of the Code and, depending on your situation, will be taxed as either:

     A sale or exchange of the redeemed shares, in which case you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares; or

     A cash distribution which is treated: (a) first, as a taxable dividend to the extent of our accumulated earnings and profits; (b) then, if the total amount of cash paid in the reclassification transaction exceeds our accumulated earnings and profits, as a tax-free return of capital to the extent of your tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

     Under Section 302 of the Code, a redemption of your shares of our common stock as part of the reclassification transaction will be treated as a sale or exchange of the redeemed shares if any of the following are true:

•	the reclassification transaction results in a “complete termination” of your interest in Heartland Bancshares;

•	your receipt of cash is “substantially disproportionate” with respect to other shareholders; or

•	your receipt of cash is “not essentially equivalent to a dividend.”

     These three tests are applied by taking into account not only shares that you actually own, but also shares that you constructively own pursuant to Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, you are deemed to constructively own shares owned by certain individuals and entities that are related to you in addition to shares you own directly. For example, you are considered to own shares owned by or for your spouse, children, grandchildren, and parents, which is referred to as “family attribution.” In addition, you are considered to own a proportionate number of shares owned by estates or certain trusts in which you have a beneficial interest, by partnerships in which you are a partner, and by corporations in which you own, directly or indirectly, 50% or more (in value) of the stock. Similarly, shares owned directly or indirectly by beneficiaries of estates or certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be treated as owned by these entities. This is referred to as “entity attribution.” You are also deemed to own shares which you have the right to acquire by exercise of an option. Furthermore, shares constructively owned by someone may be reattributed to you. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to you through family attribution.

     Complete Termination. If you receive cash as a result of exercising appraisal rights in the reclassification transaction and do not constructively own any of our common stock after the reclassification transaction, your interest in Heartland Bancshares will be completely terminated by the reclassification transaction, and you will, therefore, receive sale or exchange treatment with respect to your common stock. Consequently, you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares.

     If you receive cash in the reclassification transaction and would only constructively own shares of our common stock after the reclassification transaction as a result of family attribution, you may be able to avoid constructive ownership of the shares of our common stock by waiving family attribution and, thus, be treated as having had your interest in Heartland Bancshares completely terminated by the reclassification transaction. Among other things, waiving family attribution requires (a) that you have no interest in Heartland Bancshares (including as an officer, director, employee, or shareholder) other than an interest as a creditor during the 10-year period immediately following the reclassification transaction and (b) that you include an election to waive family attribution in your tax return for the year in which the reclassification transaction occurs.

     Substantially Disproportionate. If you receive cash in the reclassification transaction and immediately after the reclassification transaction you constructively own shares of our common stock, you must compare (a) your percentage ownership immediately before the reclassification transaction (i.e., the number of common shares actually or constructively owned by you immediately before the reclassification transaction divided by 664,153, which is our current number of outstanding shares) with (b) your percentage ownership immediately after the reclassification transaction (i.e., the number of common shares constructively owned by you immediately after the reclassification transaction divided by 566,088, which is our current estimate of the number of shares of common stock outstanding immediately after the reclassification transaction).

     If your post-reclassification transaction ownership percentage is less than 80% of your pre-reclassification transaction ownership percentage, the receipt of cash is “substantially disproportionate” with respect to you, and you will, therefore, receive sale or exchange treatment with respect to your common stock. Consequently, you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares.

     Not Essentially Equivalent to a Dividend. If (a) you exercise no control over the affairs of Heartland Bancshares (e.g., you are not an officer, director, or high ranking employee), (b) your relative stock interest in Heartland Bancshares is minimal, and (c) your post-reclassification transaction ownership percentage is less than your pre-reclassification transaction ownership percentage, then your receipt of cash is “not essentially equivalent to a dividend,” and you will, therefore, receive sale or exchange treatment on your shares of our common stock exchanged for cash. For these purposes, constructive ownership of less than 1% of the outstanding shares is clearly a relatively minimal ownership interest, and constructive ownership of less than 5% of the outstanding shares is probably a relatively minimal ownership interest.

     In all other cases, if you receive cash in lieu of a fractional share of our common stock, and immediately after the reclassification transaction you constructively own shares of our common stock, the cash you receive will likely be treated: (a) first, as a taxable dividend to the extent of Heartland Bancshares’

accumulated earnings and profits; (b) then, if the total amount of cash paid in the reclassification transaction exceeds our accumulated earnings and profits, as a tax-free return of capital to the extent of your tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

Capital Gain and Loss

     For individuals, net capital gain (defined generally as your total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to tax at a rate not to exceed 15%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will be subject to tax at ordinary income tax rates of up to 35%. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. There are limitations on the deductibility of capital losses.

Backup Withholding

     Shareholders who exercise appraisal rights and receive cash in the reclassification transaction would be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) in connection with the reclassification transaction to avoid backup withholding requirements that might otherwise apply. The letter of transmittal would require each such shareholder to deliver such information when the common stock certificates are surrendered following the effective time of the reclassification transaction. Failure to provide such information may result in backup withholding at a rate of 28%.

     As explained above, the amounts paid to you as a result of exercising appraisal rights in the reclassification transaction may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances. The discussion of material U.S. federal income tax consequences of the reclassification transaction set forth above is based upon present law, which is subject to change possibly with retroactive effect. You should consult your tax advisor as to the particular federal, state, local, foreign and other tax consequences of the reclassification transaction, in light of your specific circumstances.

Appraisal Rights

     Under Florida law, holders of less than 501 shares of common stock who comply with the procedures set forth in Section 607.1301 to 607.1333 of the Florida Business Corporation Act (the “FBCA”) relating to appraisal rights are entitled to receive in cash the fair value of his or her shares of common stock. A shareholder must comply strictly with the procedures set forth in Florida law relating to appraisal rights which are set forth in Appendix B. Failure to follow any such procedures will result in a termination or waiver of his or her appraisal rights.

     To perfect appraisal rights, a holder of common stock must not vote in favor of the reclassification Agreement and must provide written notice to us before the vote is taken at the special meeting indicating that such shareholder intends to demand payment if the reclassification is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Heartland Bancshares, 320 U.S. Highway 27 North, Sebring, Florida 33870, Attention: President and Chief Executive Officer. All such notices must be signed in the same manner as the shares are registered on the books of Heartland Bancshares. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

     Within 10 days after the date the reclassification becomes effective, we will provide each former common shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate our estimate of the fair value of the common stock, as well as a copy of our financial statements and a copy of sections 607.1301-607.1333 of the FBCA.

     A shareholder asserting appraisal rights must execute and return the form to us and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

     A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the reclassification, and will receive shares of preferred stock. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying us in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without our written consent.

     A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify us in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to us the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

     If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after we receive the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest, otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the reclassification. Once we have made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

     If a shareholder makes demand for payment which remains unsettled, we shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If we fail to file such proceedings, any dissenting shareholder may do so in our name. All dissenting shareholders, except for those that have agreed upon a value with us, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. We shall pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest with respect to his or her shares.

     The court in any appraisal proceeding will determine the cost and expense of any appraisal proceeding and such costs and expenses will be assessed against us. However, all or any part of such cost and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal fights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against us if the court finds that we did not substantially comply with its requirements under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights provided by the FBCA. In the event we fail to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

     The foregoing does not purport to be a complete statement of the provisions of the FBCA relating to statutory appraisal rights and is qualified in its entirety by reference to the appraisal rights provisions, which are reproduced in full in Appendix B to this proxy statement and which are incorporated herein by reference.

Regulatory Requirements

     In connection with the reclassification transaction, we will be required to make a number of filings with, and obtain a number of approvals from, various federal and state governmental agencies, including:

•	filing of the amendment to Heartland Bancshares’ articles of incorporation with the Florida Secretary of State, in accordance with Florida law; and

•	complying with federal and state securities laws, including filing a transaction statement on Schedule 13E-3 with the SEC.

Accounting Treatment

     The accounting treatment of the reclassification transaction will be in accordance with U.S. generally accepted accounting principles. Shares of common stock reclassified to preferred stock will result in a reduction of the total par value of common stock outstanding and an equal increase in preferred stock outstanding. For shares purchased from dissenters, common stock will be reduced by the par value and additional paid-in capital will be reduced by the excess of the redemption price over the par value.

Fees and Expenses

     We will be responsible for paying the reclassification transaction related fees and expenses, consisting primarily of fees and expenses of our attorneys and accountants, and other related charges. We estimate that our expenses will total approximately $70,000, assuming the reclassification transaction is completed. This amount consists of the following estimated fees:

Description	Amount
Legal fees and expenses	$55,000
Accounting fees and expenses	10,000
Printing and mailing costs	5,000

Total	$70,000

     We anticipate that these fees will be paid through dividends from our subsidiary bank.

DESCRIPTION OF CAPITAL STOCK

Common stock

     We have 10,000,000 shares of authorized common stock, par value $.10 per share. At March 31, 2005, we had 445 registered shareholders of record and 664,153 shares of common stock outstanding. The outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders.

Rights to dividends

     We have not paid any cash dividends. The holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for dividends. The payment of any such dividends is subject to the preferential right granted to holders of the shares of preferred stock issued in a reclassification transaction, discussed below. Under Florida law, dividends may be legally declared or paid only if, after their payment, we can pay our debts as they come due in the usual course of business, and then only if our total assets equal or exceed the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution to any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Rights upon liquidation

     In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, as well as any preferential rights for holders of preferred stock then outstanding, and then pro rata to the holders of our common stock.

General voting requirements

     The affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required.

Preferred Stock

     Our articles of incorporation authorize us to issue up to 1,000,000 shares of preferred stock. Of this amount, the amendment to our articles of incorporation that our shareholders will consider at the special meeting will authorize 300,000 shares of a new series of preferred stock which is designated as Series A

Preferred Stock. These are the shares of preferred stock which will be issued to holders of less than 501 shares of common stock in the reclassification transaction. As to the 700,000 remaining shares of preferred stock which will not be issued in this transaction, our board of directors has the authority, without approval of our shareholders, from time to time to authorize the issuance of such stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as our board of directors may determine. The relative rights, preferences and limitations that our board of directors has the authority to determine as to any such series of such stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because our board of directors has the power to establish the relative rights, preferences and limitations of each series of such stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock, as well as the shares of preferred stock to be issued in the reclassification transaction. Although our board of directors has no intention at the present time of doing so, it could cause the issuance of any additional shares of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Preferred Stock to be issued in Reclassification Transaction

General

     The shares of preferred stock to be issued in the reclassification transaction will be fully paid and nonassessable shares of preferred stock.

Rank

     The preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the company, ranks senior to the common stock and to all other classes and series of equity securities of the company, other than any classes or series of equity securities that the company subsequently issued ranking on a parity with, or senior to the preferred stock, as to dividend rights and rights upon liquidation, dissolution or winding up of the company. The relative rights and preferences of the preferred stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of preferred stock and equity securities designated by the board of directors. The preferred stock is junior to indebtedness issued from time to time by the company, including notes and debentures.

Dividend Rights

     Holders of preferred stock are entitled to a preference in the distribution of dividends, so that holders of the shares shall receive dividends, when and if declared and paid by Heartland Bancshares, prior to the receipt of dividends by the holders of common stock. Heartland Bancshares is not required to pay any dividends on the preferred stock, and has the right to waive the declaration or payment of dividends. Any dividends waived by Heartland Bancshares will not accumulate to future periods and will not represent a contingent liability of Heartland Bancshares.

Perpetual Preferred Stock

     The preferred stock is referred to as perpetual preferred stock. Under the banking laws, this is defined as preferred stock that does not have a maturity date, cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.

Voting Rights

     Holders are entitled to vote only upon any merger, acquisition of all of the stock of, or other business combination involving, Heartland Bancshares, or acquisition of 25% or greater equity interest in, or a substantial portion of, the assets of Heartland Bancshares (a “Change in Control”), and upon no other matters. On those matters on which the holders of the preferred stock are entitled to vote, the holders have the right to one vote for each such share, and are entitled to receive notice of any shareholders’ meeting held to act upon such matters in accordance with the bylaws of Heartland Bancshares. The holders of preferred stock vote together with the holders of common stock, and not as a separate class.

Conversion Rights

     The shares of preferred stock automatically convert to shares of common stock upon a change in control with each share of preferred stock convertible into one share of common stock.

Liquidation Rights

     Holders of preferred stock are entitled to a preference in the distribution of assets of Heartland Bancshares in the event of any liquidation, dissolution or winding-up of Heartland Bancshares, whether voluntary or involuntary, equal to $18.26 per share (which is the book value per share of common stock as of March 31, 2005). If upon the occurrence of any such event, the assets of Heartland Bancshares are insufficient to permit the payment to such holders of the full $18.26 amount per share, then the entire assets and funds of Heartland Bancshares legally available for distribution will be distributed among the holders of preferred stock pro rata according to the number of shares of preferred stock held by each.

Preemptive Rights

     Holders of preferred stock do not have any preemptive rights to purchase any additional shares of preferred stock or shares of any other class of capital stock of Heartland Bancshares that may be issued in the future.

Redemption Rights

     Holders of preferred stock have no right to require that Heartland Bancshares redeem their shares nor does Heartland Bancshares have the right to require the holders of preferred stock to sell their shares to the Company.

ABOUT THE SPECIAL MEETING

Date, Time and Place of Special Meeting; Proposal to be Considered at the Special Meeting

     Our board of directors is asking for your proxy for use at a special meeting of shareholders to be held on ___, ___, 2005, at ___p.m. local time at 320 U.S. Highway 27 North, Sebring, Florida 33870, and at any adjournments or postponements of that meeting.

     Our board of directors has authorized, and unanimously recommends for your approval at the special meeting, the adoption of amendment to our articles of incorporation that will result in creation of the preferred stock, and the reclassification of shares of common stock held by owners of less than 501 shares of common stock into shares of such preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders.

     Our board of directors will have the discretion to determine if and when to effect the reclassification transaction, and reserves the right to abandon the transaction even if it is approved by the shareholders. The reclassification transaction will become effective upon the filing of the necessary amendment to our articles of incorporation with the Florida Secretary of State, or a later date specified in that filing. The form of the amendment to our articles of incorporation is attached to this proxy statement as Appendix A.

     We expect that if the shareholders approve and the board elects to effect the reclassification transaction, the reclassification transaction will be completed as soon as practicable after the special meeting.

     Shareholders are also being asked to consider and vote upon any other matters that may properly be submitted to a vote at the meeting or any adjournment or postponement of the special meeting. The board is not aware of any other business to be conducted at the special meeting.

Record Date

     You may vote at the special meeting if you were the record owner of shares of our common stock at the close of business on March 31, 2005, which has been set as the record date. At the close of business on the record date, there were 664,153 shares of common stock outstanding held by approximately 445 record shareholders. You are entitled to one vote on each matter considered and voted upon at the special meeting for each share of common stock you held of record at the close of business on the record date.

Quorum; Vote Required for Approval

     The presence, in person or by proxy, of a majority of our outstanding shares is necessary to constitute a quorum at the special meeting. Approval of the reclassification transaction requires the affirmative vote of the holders of a majority in voting power of all outstanding shares of our common stock entitled to vote at the special meeting, or 332,077 of the 664,153 outstanding shares. Because our executive officers and directors have the power to vote a total of 143,306 shares, and because we believe that all of them will vote in favor of the transaction, this means a total of 188,771 shares held by shareholders who are not executive officers or directors of the company will be required to vote in favor of the transaction for it to be approved. Because our executive officers and directors hold 21.6% of the voting power of our outstanding common stock, there is no assurance that the reclassification transaction will be approved.

     Abstentions and broker non-votes are counted for purposes of establishing a quorum at the special meeting, and will have the effect of a vote “AGAINST” the amendment and the reclassification transaction. Approval of the amendment and the reclassification transaction does not require the separate vote of a majority of our unaffiliated shareholders, and no separate vote will be conducted.

     Any proposal to adjourn or postpone the special meeting, if necessary, must be approved by the holders of at least a majority in voting power of the outstanding shares of our common stock present at the meeting.

Voting and Revocation of Proxies

     You may vote your shares in person by attending the special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. If a proxy card is submitted without instructions, the proxies will be voted “FOR” the proposal to approve the reclassification transaction and the proposal to adjourn or postpone the meeting, if necessary.

     You can revoke your proxy at any time before Heartland Bancshares takes a vote at the meeting by:

•	delivering to James C. Clinard, our President and Chief Executive Officer, at our corporate offices at 320 U.S. Highway 27 North, Sebring, Florida 33870, on or before the business day prior to the special meeting, a later-dated and signed proxy card or a written revocation of the proxy; or

•	delivering to Mr. Clinard at the special meeting prior to the taking of the vote on the reclassification transaction a later-dated and signed proxy card or a written revocation; attending the special meeting and voting in person; or if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.

     Revoking a proxy will not affect a vote once it has been taken. Attendance at the special meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the special meeting if you wish to change a vote that you have previously made by submitting a signed proxy.

     Our board of directors is not currently aware of any business to be brought before the special meeting other than that described in this proxy statement. However, if other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, except to the extent that such matters would include substantive matters presented by the Company that would otherwise be required to be separately set out by the Company on the proxy card.

Solicitation of Proxies; Expenses of Solicitation

     Solicitation of proxies will be made primarily by mail. Proxies may also be solicited in person or by telephone, facsimile or other means by our directors, officers and regular employees. These individuals will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.

     We will bear the expenses in connection with the solicitation of proxies. Upon request, we will reimburse brokers, dealers and banks, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of the shares that those persons hold of record.

     We are mailing this proxy material to our shareholders on or about ___, 2005.

FINANCIAL INFORMATION

Selected Historical and Pro Forma Financial Data

     Set forth below is our selected historical and pro forma consolidated financial information. The historical financial information was derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and from other information and data contained in the Annual Report. More comprehensive financial information is included in the Annual Report. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, the Annual Report, and all of the financial statements and related notes contained in the Annual Report, copies of which may be obtained as set forth below under the caption “Other Matters-Where You Can Find More Information.”

     The following summary pro forma balance sheet data is based on historical data, adjusted to give effect to the conversion of 98,065 shares of common stock (which constitute the shares held by those holders of less than 501 shares of common stock ) into shares of preferred stock in the reclassification transaction. The pro forma balance sheet data is based on the assumption that an aggregate of 98,065 shares or common stock will be converted into an equal number of shares of preferred stock, and that expenses of $70,000 will be incurred in the reclassification transaction. We have assumed that all of the cash required for the expenses of the transaction was paid from a dividend paid to us by our subsidiary bank. We have not included pro forma income statement data, which would reflect only anticipated cost savings estimated at $80,000 per year that we expect as a result of the transaction.

     The pro forma information set forth below is not necessarily indicative of what our actual financial position would have been had the transaction been consummated as of the above referenced date or of the financial position that may be reported by us in the future.

Heartland Bancshares
Selected Consolidated Financial Information
Dollars in Thousands
(except per share data)
Fiscal Year Ended

	December 31,	December 31,
	2004	2003	Change
Cash, investments and cash equivalents	$34,676	$28,009	$6,667
Loans	109,373	81,046	28,327
Other assets	3,873	3,708	165
Total Assets	$147,922	$112,763	$35,159

Deposits	$136,039	$102,719	33,320
Other Borrowings	2,966	2,218	748
Subordinated debt-trust preferred	—	—	—
Other liabilities	541	790	(249)
Total Liabilities	$139,546	$105,727	$33,819

Preferred Stock	$—	$—	$—
Common Stock	66	66	—
Surplus	6,590	6,486	104
Retained Earnings	1,726	494	1,232
Accumulated other comprehensive income	(6)	(10)	4
Total Stockholders Equity	$8,376	$7,036	$1,340

Interest Income	$6,501	$5,057
Interest Expense	(1,249)	(1,105)
Provision for loan losses	(276)	(186)
Net interest income (2)	$4,976	$3,766

Net income from continuing operations	$1,232	$750
Net income	$1,232	$750
Basic earnings per share	$1.86	$1.15
Diluted earnings per share	$1.79	$1.12

Book Value per Share	$12.62	$10.71

(1)	As a bank holding company, in accordance with industry practice, we present our balance sheet on an unclassified basis. Accordingly, current assets, current liabilities and noncurrent liabilities are not presented.

(2)	Represents the difference between interest income and interest expense and is the equivalent of gross profit from our banking activities.

(3)	The Company has no debt and therefore does not present any ratio of earnings to fixed charges.

MARKET PRICE OF HEARTLAND BANCSHARES
COMMON STOCK AND DIVIDEND INFORMATION

Comparative Market Price Data

     Heartland Bancshares’ stock is not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. We are aware of certain transactions in our shares of common stock that have occurred since January 1, 2003, although the trading prices of all stock transactions are not known. The following sets for the high and low trading prices for certain trades of our common stock that occurred in transactions known to us in the respective periods since January 1, 2003. There may be other transactions of which we are not aware.

			Shares
Quarter ending:	High	Low	Traded
March 31, 2005	$21.00	$21.00	1,000

December 31, 2004	$16.00	$16.00	5,000
September 30, 2004	$16.00	$16.00	1,615
June 30, 2004	$16.00	$16.00	785
March 31, 2004	$16.00	$16.00	500

December 31, 2003	$13.00	$13.00	500
September 30, 2003	$13.00	$13.00	500
June 30, 2003	$13.00	$13.00	3,000
March 31, 2003	$13.00	$13.00	239

     There were 445 record holders of our common stock on March 31, 2005.

Dividends

     We have not paid any cash dividends. Regulations issued by the Federal Reserve Board and the Office of the Comptroller of the Currency govern our and our subsidiary bank’s capital requirements and may affect the amount of dividends we can pay. Generally, the timing and amount of future dividends on our shares will depend on earnings, cash requirement, our and our subsidiary bank’s financial condition, applicable government regulations and other factors that our board deems relevant.

     The Florida Business Corporation Law prohibits us from paying dividends if we are insolvent or if payment of dividends would render us unable to pay our debts as they come due in the ordinary course of business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of common stock at March 31, 2005, by each of our directors and by all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

	Common Stock		Percent of
Name of Directors of	beneficially owned as of		Outstanding
Heartland Bancshares	March 31, 2005 (12)		Shares
James C. Clinard	45,634	(1)	6.4%

James B. Bellflower	23,275	(2)	3.2%

Bert J. Harris, III	17,779	(10)	2.5%

Isaac G. Nagib	20,279	(4)	2.8%

C. Allen Skipper	15,693	(3)	2.2%

Malcolm C. Watters, Jr.	16,919	(5)	2.4%

William R. Handley	16,028	(6)	2.2%

Edward l. Smoak	27,778	(7)	3.9%

Lawrence B. Wells	15,729	(8)	2.2%

Roger D Gurganus	10,779	(9)	1.5%

Robert P. Palmer	3,279		*

Stanley H. Wells	1,029		*

Hosmer L. Compton	6,604	(11)	*

All directors and executive officers as a group (14 persons)	220,806		31.0%

*	Less than 1%

(1)	Includes 5,549 shares held jointly with spouse and 30,000 shares subject to presently exercisable options.

(2)	Includes 17,500 shares subject to presently exercisable options.

(3)	Includes 100 shares held jointly with spouse, 10,534 shares held by his spouse as to which beneficial ownership is disclaimed, and 5,000 shares subject to presently exercisable options.

(4)	Includes 15,201 shares held jointly with spouse and 5,000 shares subject to presently exercisable options.

(5)	Includes 11,244 shares held jointly with spouse and 5,000 shares subject to presently exercisable options.

(6)	Includes 237 shares held jointly with spouse, 5,000 shares held in the individual retirement account of Mr. Handley’s spouse as to which beneficial ownership is disclaimed, and 5,000 shares subject to presently exercisable options.

(7)	Includes 25,200 shares held in the Edward L. Smoak Revocable Trust and 5,000 shares subject to presently exercisable options.

(8)	Includes 10,201 shares held jointly with spouse and 5,000 shares subject to presently exercisable options.

(9)	Shares owned jointly with Deborah Vanderbilt and Susan G. Gurganus.

(10)	Includes 201 shares held jointly with spouse, 5,000 shares subject to presently exercisable options and 2,500 shares held by his spouse as to which beneficial ownership is disclaimed.

(11)	Excludes 78 shares held by his spouse as to which beneficial ownership is disclaimed.

(12)	Excludes the following shares credited to the account of the director and represents shares earned for board and committee meeting attendance which is being accrued for the director and which the director is entitled to receive upon the earlier of five years from the date the shares were earned or when the director retires from the Board (the director does not vote the shares in the interim):

Name of Director	Number of Shares
Roger D. Gurganus	505
William R. Handley	548
Bert J. Harris, III	424
Issac G. Nagib	632
Robert P. Palmer	523
S. Allen Skipper	465
Edward L. Smoak	478
Lawrence B. Wells	628
Stanley H. Wells	597

COMMON STOCK PURCHASE INFORMATION

Prior Stock Purchases

     Heartland Bancshares has not repurchased any shares of its common stock.

Recent Transactions

     Since October 19, 2004, Heartland Bancshares and its affiliates and directors have not made any purchases of Heartland Bancshares common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

Transactions with Directors and Officers

     Certain directors and executive officers of Heartland Bancshares, and their related interests, had loans outstanding in the aggregate amounts of $2,748,850 at March 31, 2005. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other person and did not involve more than normal risks of collectability or present other unfavorable features. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

Agreements Involving Heartland Bancshares’ Securities

     We are not aware of any agreements relating to our common stock.

OTHER MATTERS

Reports, Opinions, Appraisals and Negotiations

     We have not received any report, opinion or appraisal from an outside party that is related to the reclassification transaction.

Persons Making the Solicitation

     The enclosed proxy is solicited on behalf of our board of directors. The cost of soliciting proxies in the accompanying form will be borne by us. In addition to the use of mail, our officers and directors may solicit proxies by telephone or other electronic means. Upon request, we will reimburse brokers, dealers, banks and trustees or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of shares of existing common stock.

Shareholder Proposals for 2006 Annual Meeting

     Shareholders’ proposals to be presented at the 2006 annual shareholders’ meeting must be received by us at our principal office, 320 U.S. Highway 27 North, Sebring, Florida, on or before December 1, 2005.

Other Matters of Special Meeting

     As of the date of this proxy statement, the only business that our management expects to be presented at the meeting is that set forth above. If any other matters are properly brought before the meeting, or any adjournments thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

Forward Looking Statements

     Statements contained herein that are not purely historical are forward-looking statements, including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this proxy statement. The forward-looking statements are made as of the date of this proxy statement and we undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

     We caution you not to place undo reliance on any forward-looking statements made by, or on behalf us in this proxy statement or in any of our filings with the SEC or otherwise. Additional information with respect to factors that may cause the results to differ materially from those contemplated by forward-looking statements is included in our current and subsequent filings with the SEC. See "-Where You Can Find More Information.”

Where You Can Find More Information

     We are subject to the information requirements of the Securities Exchange Act, as amended, and in accordance therewith we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the

SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. In addition, such reports, proxy statements and other information are available from the Edgar filings obtained through the SEC’s Internet Website (http://www.sec.gov).

Information Incorporated by Reference

     In our filings with the SEC, information is sometimes incorporated by reference. This means that we are referring you to information that we have filed separately with the SEC. The information incorporated by reference should be considered part of this proxy statement, except for any information superceded by information contained directly in this proxy statement. The following documents are incorporated by reference herein:

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, including the interim financial information; and

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2004, including audited financial information.

     We are also incorporating by reference all additional reports and other information filed by us with the SEC under Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act between the date of this document and the date of consummation of the reclassification transaction.

     We have supplied all information contained in or incorporated by reference in this document relating to us, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act’s forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference. You may have been sent some of the reports and other information incorporated by reference in this document by us, but you can also obtain any of them through the SEC at the locations described above, or through us at the address below. We will provide to you, without charge, by first class mail or other equally prompt means within one business day of any written or oral request by you, a copy of any report or other information incorporated by reference in this document by us. You should direct your request to the following address: Heartland Bancshares, 320 U.S. Highway 27 North, Sebring, Florida 33870 Attention: James C. Clinard.

By order of the Board of Directors

                                        ,2005

Index to Exhibits

Page
Appendix A - Amendment to Restated Articles of Incorporation	A-1

Appendix B - Florida Statute Sections 1301-1333	B-1

APPENDIX A

PROPOSED FORM OF AMENDMENT TO ARTICLES OF
INCORPORATION TO EFFECT RECLASSIFICATION TRANSACTION

ARTICLES OF AMENDMENT
OF THE
RESTATED ARTICLES OF INCORPORATION OF
HEARTLAND BANCSHARES, INC.

(Pursuant to Section 607.1006 of the
Florida Business Corporation Act)

     Heartland Bancshares, a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in accordance with the provisions of Section 607.1006 of the Florida Business Corporation Act (the “Act”), does hereby amend its Restated Articles of Incorporation (“Articles”) as follows:

ARTICLE III

Capital Stock

     A. Number and Class of Shares Authorized; Par Value.

          The Corporation is authorized to issue the following shares of capital stock:

          (1) Common Stock. The aggregate number of shares of common stock (referred to in these Restated Articles of Incorporation as “Common Stock”) which the Corporation shall have authority to issue is 10,000,000 with a par value of $0.10 per share.

          (2) Preferred Stock. The aggregate number of shares of preferred stock (referred to in these Restated Articles of Incorporation as “Preferred Stock”) which the Corporation shall have authority to issue is 1,000,000 with a par value of $.01 per share. The Board of Directors of the Corporation shall be empowered to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established in accordance with Section 607.0602 of the Florida Business Corporation Act, including (i) the distinctive designation of such series and the number of shares which shall constitute such series; (ii) the annual rate of dividends payable on shares of such series, whether dividends shall be cumulative and the conditions upon which and the date when such dividends shall be accumulated on all shares of such series issued prior to the record date for the first dividend of such series; (iii) the time or times when and the price or prices at which shares of such series shall be redeemable at the option of the holder or of the Corporation and the sinking fund provisions, if any, for the purchase or redemption of such shares; (iv) the amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether all or a portion is paid before any amount is paid on the Common Stock; (v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other series of Preferred Stock and the terms and conditions of such conversion or exchange; and (vi) whether the shares of such series shall have voting rights and the extent of such voting rights, if any.

               The Board of Directors shall have the power to reclassify any unissued shares of any series of Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, including but not limited to, but subject to the limitations described in, the above provisions.

               Any action by the Board of Directors in authorizing the issuance of Preferred Stock and fixing and determining the provisions thereof is hereby ratified and approved.

     B. Common Stock Voting Rights.

          Each record holder of Common Stock shall be entitled to one vote for each share held. Holders of Common Stock shall have no cumulative voting rights in any election of directors of the Corporation.

     C. Preemptive Rights.

          Holders of Common Stock shall not have as a matter of right any preemptive or preferential right to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock of the Corporation.

     D. Description of Series A Preferred Stock.

          Pursuant to authority granted by Article III, Section A of the Articles, there is hereby created and the Corporation be, and hereby is, authorized to issue from the 1,000,000 authorized shares of Preferred Stock, 300,000 shares of preferred stock which shall have, in addition to the terms set forth in the Articles, the following terms, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations, and restrictions:

          1. Designation. There shall be 300,000 shares of the Preferred Stock of the Corporation hereby constituted as a series of Preferred Stock with a par value of $0.01 per share designated as Series A Non-Cumulative Perpetual Preferred Stock (hereinafter called the “Series A Preferred Stock”).

          2. Rank. The Series A Preferred Stock, with respect to dividend rights and rights of liquidation, dissolution or winding up of the Company, ranks senior to the Common Stock and all of the classes and series of equity securities of the Company, other than any classes or series of equity securities of the Company subsequently issued ranking on a parity with, or senior to, the Series A Preferred Stock, as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other classes or series of preferred stock and equity securities of the Corporation designated by the Board of Directors. The Series A Preferred Stock is junior to indebtedness issued from time to time by the Corporation, including notes and debentures.

          3. Number of Shares in Series. The number of shares of Series A Preferred Stock shall initially be 300,000 shares, which number from time to time may be increased or decreased (but not decreased below the number of shares of the series then outstanding) by the Board of Directors.

          4. Voting. Except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon any proposal for a merger or share exchange, in each case to which the Corporation is a party, or a sale by the Corporation of all or substantially all of its assets (a “Change of Control”). On those matters in which the holders of Series A Preferred Stock are entitled to vote, the holders shall have the right to one vote for each year of Series A Preferred Stock, and shall be entitled to receive notice of any shareholder’s meeting held to act upon such matters in accordance of the Bylaws of the Corporation, and shall be entitled to vote in such manner as provided by law. The holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class, and not as a separate class.

     5. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any junior stock, the holders of Series A Preferred Stock shall be entitled to be paid in full the sum of $18.26 per share. To the extent such payment shall have been made in full to the holders of the Series A Preferred Stock, all other series of Preferred Stock and any parity stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the junior stock, according to their respective rights and preferences and in each case according to their respective shares. If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, and all other shares on a parity with the Series A Preferred Stock, then the holders of Series A Preferred Stock and all other shares on a parity with the Series A Preferred Stock, share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. A Change of Control shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 5.

     6. Convertibility. The Series A Preferred Stock shall automatically convert into shares of the Corporation’s Common Stock on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to the closing of a Change of Control; provided, however, that such conversion shall be conditioned upon the closing of any such Change of Control, and the holder entitled to receive the Common Stock upon conversion of the Series A Preferred Stock shall be deemed to have converted such shares of Series A Preferred Stock immediately prior to the closing of such Change of Control. If the shares of Series A Preferred Stock shall be converted into Common Stock pursuant to this Section 6, the shares which are converted shall be cancelled and shall not be issuable by this Corporation thereafter.

     7. Dividend Rights. The holders of shares of Series A Preferred Stock shall be entitled to a preference in the distribution of dividends, when and as declared by the Board of Directors, and shall receive out of any assets of the Corporation legally available therefor such dividends prior to the payment of any dividends to the holders of the Common Stock. The shares of Series A Preferred Stock shall be non-cumulative with respect to dividends, and the Corporation shall have the right to waive the declaration of payment of dividends. Any dividends waived by the Corporation shall not accumulate to future periods and shall not represent a contingent liability of the Corporation.

     8. Redemption Rights. The shares of Series A Preferred Stock shall have no redemption rights.

     9. Antidilution Adjustments. If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of any other corporation by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares, or stock dividend, appropriate adjustment shall be made by the Board of Directors of the Corporation in the number, and relative terms, of the shares of Series A Preferred Stock.

          10. Definitions. As used herein with respect to the Series A Preferred Stock, the following terms have the following meanings:

     a. The term “parity stock” means all series of Preferred Stock (including but not limited to Series A Preferred Stock) and any other class of stock of the Corporation hereafter authorized ranking on a parity with the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

     b. The term “junior stock” shall mean the Common Stock and any other class of stock of the Corporation hereafter authorized over which Preferred Stock, including without limitation Series A Preferred Stock, has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

          11. Limitations of Rights. Holders of shares of Series A Preferred Stock shall not have any relative, participating, optional or other special rights and powers other than as set forth herein.

     E. Reclassification of Common Stock.

          Upon the filing of these Articles of Amendment, each share of Common Stock outstanding immediately prior to such filing held by a shareholder who holds fewer than 501 shares of such Common Stock shall, by virtue of the filing of these Articles of Amendment and without any action on the part of the holder thereof, hereafter be reclassified as Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of Common Stock so reclassified, which shares of Series A Preferred Stock shall thereupon be duly issued and outstanding, fully paid and nonassessble. Each share of Common Stock outstanding immediately prior to the filing of these Articles of Amendment held by a shareholder who holds 501 or more shares of Common Stock shall not be reclassified and shall continue in existence as a share of Common Stock.

CERTIFICATE

     The undersigned, being the duly elected and incumbent Chairman, President and Chief Executive Officer of Heartland Bancshares (the “Corporation”), a corporation organized under the laws of the State of Florida, does hereby certify that the foregoing Articles of Amendment were duly adopted by the Board of Directors on November 17, 2004, and by the holders of a majority of the outstanding shares of Common Stock, being the sole voting group entitled to vote on the amendment, on                     , 2005 and the number of votes cast for the amendment was sufficient for approval by the holders of Common Stock.

     IN WITNESS WHEREOF, the undersigned has hereunto affixed his signature this ___day of March, 2005.

Heartland Bancshares

By:

James C. Clinard
As its: President and Chief Executive Officer

APPENDIX B

FLORIDA STATUTE SECTIONS 1301-1333

607.1301 Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

History.—s. 118, ch. 89-154; s. 21, ch. 2003-283.

607.1302 Right of shareholders to appraisal.—

(1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

History.—s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283; s. 1, ch. 2004-378.

607.1303 Assertion of rights by nominees and beneficial owners.—

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History.—s. 23, ch. 2003-283.

607.1320 Notice of appraisal rights.—

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

History.—s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

607.1321 Notice of intent to demand payment.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

History.—s. 25, ch. 2003-283; s. 7, ch. 2004-378.

607.1322 Appraisal notice and form.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

History.—s. 26, ch. 2003-283.

607.1323 Perfection of rights; right to withdraw.—

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History.—s. 27, ch. 2003-283.

607.1324 Shareholder’s acceptance of corporation’s offer.—

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History.—s. 28, ch. 2003-283.

607.1326 Procedure if shareholder is dissatisfied with offer.—

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

History.—s. 29, ch. 2003-283.

607.1330 Court action.—

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

History.—s. 2, ch. 2004-378.

607.1331 Court costs and counsel fees.—

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

History.—s. 30, ch. 2003-283; s. 98, ch. 2004-5.

607.1332 Disposition of acquired shares.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History.—s. 31, ch. 2003-283

607.1333 Limitation on corporate payment.—

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History.—s. 32, ch. 2003-283.

PROXY CARD

REVOCABLE PROXY

HEARTLAND BANCSHARES, INC.

     THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON ___, 2005.

     The undersigned hereby appoints James C. Clinard and                     , or either of them with individual power of substitution, proxies to vote all shares of the Common Stock of Heartland Bancshares, Inc. (the “Holding Corporation”) which the undersigned may be entitled to vote at the Special Meeting of Shareholders to be held at the office of Heartland National Bank, 320 U.S. Highway 27 North, Sebring, Florida 33870, on                     ,                     , 2005, at                      p.m. local time, and at any adjournment thereof.

     SAID PROXIES WILL VOTE ON THE PROPOSAL SET FORTH IN THE NOTICE OF SPECIAL MEETING AND PROXY STATEMENT AS SPECIFIED ON THIS CARD. IF A VOTE IS NOT SPECIFIED, SAID PROXIES WILL VOTE IN FAVOR OF THE PROPOSALS LISTED BELOW. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE SPECIAL MEETING, SAID PROXIES WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS, (EXCEPT TO THE EXTENT THAT SUCH MATTERS WOULD INCLUDE SUBSTANTIVE MATTERS PRESENTED BY THE COMPANY THAT WOULD OTHERWISE BE REQUIRED TO BE SEPARATELY SET OUT BY THE COMPANY ON THE PROXY CARD).

1.
FOR APPROVAL OF AN AMENDMENT TO THE HEARTLAND BANCSHARES’ ARTICLES OF INCORPORATION, TO AUTHORIZE A NEW SERIES OF PREFERRED STOCK, ENTITLED SERIES A PREFERRED STOCK, WHICH WILL HAVE THE RELATIVE RIGHTS AND TERMS AS DESCRIBED IN THE ACCOMPANYING PROXY MATERIALS.

FOR AGAINST ABSTAIN

2.
FOR APPROVAL OF AN AMENDMENT TO THE HEARTLAND BANCSHARES’ RESTATED ARTICLES OF INCORPORATION, TO PROVIDE FOR THE RECLASSIFICATION OF SHARES OF COMMON STOCK HELD BY HOLDERS OF LESS THAN 501 OF SUCH SHARES OF COMMON STOCK INTO THE SERIES A PREFERRED STOCK DESCRIBED IN THE ACCOMPANYING PROXY MATERIALS ON THE BASIS OF ONE SHARE OF SERIES A PREFERRED STOCK FOR EACH SHARE OF COMMON STOCK HELD BY SUCH HOLDERS.

FOR AGAINST ABSTAIN

PLEASE MARK, SIGN BELOW, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE FURNISHED.

Please sign exactly as name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

SHARES

Signature

Please print or type your name

DATED:                     , 2005

Signature if held jointly

☑	Please mark here if you intend to attend the Special Meeting of Shareholders.

Please return your signed Proxy to:

Heartland Bancshares, Inc.
320 U.S. Highway 27 North
Sebring, Florida 33870
Attn: James C. Clinard
President and Chief Executive Officer